Form 10-K, Exhibit 13
period 1996-12-31
MEDICAL INFORMATION TECHNOLOGY INC
filed 1997-04-15
CIK 1011452

MEDICAL INFORMATION TECHNOLOGY, INC.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1995 AND 1996
TOGETHER WITH AUDITORS' REPORT

MEDICAL INFORMATION TECHNOLOGY, INC.

INDEX TO FINANCIAL STATEMENTS

                                                                        PAGE

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                   1

BALANCE SHEETS AS OF DECEMBER 31, 1995 AND 1996                            2

STATEMENTS OF INCOME FOR THE YEARS ENDED
DECEMBER 31, 1994, 1995 AND 1996                                           3

STATEMENTS OF STOCKHOLDERS' INVESTMENT FOR THE
YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996                               4

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
DECEMBER 31, 1994, 1995 AND 1996                                           5

NOTES TO FINANCIAL STATEMENTS                                           6-11

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Medical Information Technology, Inc.:

We have audited the accompanying balance sheets of Medical Information Technology, Inc. (a Massachusetts corporation) as of December 31, 1995 and 1996, and the related statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1996.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Information Technology, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Boston, Massachusetts
February 10, 1997

MEDICAL INFORMATION TECHNOLOGY, INC.

BALANCE SHEETS
                                                                December 31,
                                                             1995          1996
ASSETS

CURRENT ASSETS:
    Cash and cash equivalents (Note 1)               $  6,511,805  $ 18,063,262
    Marketable securities (Note 2)                     54,071,744    61,142,110
    Accounts receivable, less reserve of
        $160,000 in 1995 and $210,000 in 1996          20,183,379    21,815,789
    Prepaid expenses                                      102,955        90,308
                                                     ------------  ------------
        Total current assets                           80,869,883   101,111,469
                                                     ------------  ------------
PROPERTY, PLANT AND EQUIPMENT, AT COST (Note 1):
    Land and improvements                              20,499,775    20,403,703
    Buildings and improvements                         98,824,986    99,654,797
    Office furniture and equipment                     10,532,865    12,778,543
    Computer equipment                                  8,571,196    10,927,224
                                                     ------------  ------------
                                                      138,428,822   143,764,267
    Less-Accumulated depreciation                      23,811,053    28,647,632
                                                     ------------  ------------
                                                      114,617,769   115,116,635
                                                     ------------  ------------
INVESTMENTS (Note 5)                                    2,510,884     2,110,883
                                                     ------------  ------------
                                                     $197,998,536  $218,338,987
                                                     ============  ============
LIABILITIES AND STOCKHOLDERS' INVESTMENT

CURRENT LIABILITIES:
    Current maturities of note payable to a
        bank (Note 7)                                $ 12,000,000  $ 12,000,000
    Accounts payable                                      320,914       837,495
    Accrued taxes                                       1,688,073     2,454,951
    Accrued expenses (Note 6)                          11,400,252    13,609,433
    Customer deposits                                   7,887,215    11,837,423
                                                     ------------  ------------
        Total current liabilities                      33,296,454    40,739,302
                                                     ------------  ------------
NOTE PAYABLE TO A BANK, LESS CURRENT
    MATURITIES (Note 7)                                26,000,000    14,000,000
                                                     ------------  ------------
DEFERRED FEDERAL AND STATE INCOME TAXES (Note 9)          873,813     1,131,663
                                                     ------------  ------------
STOCKHOLDERS' INVESTMENT:
    Common stock, $.25 par value,
    Authorized-17,000,000 shares,
    Issued and outstanding-15,831,402 shares
        in 1995 and 15,938,365 shares in 1996           3,957,851     3,984,591
    Additional paid-in capital                          5,221,423     7,680,143
    Retained earnings                                 128,648,995   150,803,288
                                                     ------------  ------------
        Total stockholders' investment                137,828,269   162,468,022
                                                     ------------  ------------
                                                     $197,998,536  $218,338,987
                                                     ============  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

STATEMENTS OF INCOME
                                               For the Years Ended December 31,
                                               1994          1995          1996
OPERATING REVENUE:
    Software products                  $ 79,794,102  $ 94,356,333  $109,316,654
    Software services                    40,000,374    44,962,747    52,154,032
    Other                                 4,428,750     4,401,480     6,413,111
                                       ------------  ------------  ------------
        Total operating revenue         124,223,226   143,720,560   167,883,797
                                       ------------  ------------  ------------
COSTS AND EXPENSES:
    Operating and product development    44,795,788    52,876,661    61,453,443
    Selling, general and administrative  28,172,289    32,331,072    36,880,437
                                       ------------  ------------  ------------
        Total costs and expenses         72,968,077    85,207,733    98,333,880
                                       ------------  ------------  ------------
        Income from operations           51,255,149    58,512,827    69,549,917

DIVIDEND, INTEREST AND OTHER INCOME       2,911,157     6,400,717     8,937,691

INTEREST AND OTHER EXPENSE                  220,337     5,248,811     4,526,848
                                       ------------  ------------  ------------
        Income before provision
            for income taxes             53,945,969    59,664,733    73,960,760

PROVISION FOR INCOME TAXES (Note 9):
    State                                 5,052,753     3,835,010     6,457,439
    Federal                              16,702,890    18,744,928    23,153,534
                                       ------------  ------------  ------------
        Net income                     $ 32,190,326  $ 37,084,795  $ 44,349,787
                                       ============  ============  ============
NET INCOME PER COMMON SHARE            $   2.06      $   2.35      $   2.80
                                       ============  ============  ============
SHARES USED IN COMPUTING NET INCOME
    PER SHARE                            15,641,266    15,782,259    15,862,838
                                       ============  ============  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

STATEMENTS OF STOCKHOLDERS' INVESTMENT
                                 Common Stock       Additional
  Treasury Stock
                               Number      $.25      Paid-in      Retained
Number                Stockholders'
                             of Shares   Par Value   Capital      Earnings
of Shares       Cost     Investment
                            ----------  ----------  ----------  ------------
---------  -----------  ------------
BALANCE, DECEMBER 31, 1993  15,566,877  $3,891,719  $  969,631  $ 95,191,499
      -  $         -  $100,052,849

Sale of 89,667 shares
    of common stock             89,667      22,417   1,232,921             -
      -            -     1,255,338

Issuance of 30,000 shares
    of common stock to
    qualified employee
    profit sharing trust        30,000       7,500     502,500             -
      -            -       510,000

Net income                           -           -           -    32,190,326
      -            -    32,190,326

Dividends                            -           -           -   (16,259,492)
      -            -   (16,259,492)
                            ----------  ----------  ----------  ------------
---------  -----------  ------------
BALANCE, DECEMBER 31, 1994  15,686,544   3,921,636   2,705,052   111,122,333
      -            -   117,749,021

Sale of 114,858 shares
    of common stock            114,858      28,715   1,923,871             -
      -            -     1,952,586

Issuance of 30,000 shares
    of common stock to
    qualified employee
    profit sharing trust        30,000       7,500     592,500             -
      -            -       600,000

Net income                           -           -           -    37,084,795
      -            -    37,084,795

Dividends                            -           -           -   (19,558,133)
      -            -   (19,558,133)
                            ----------  ----------  ----------  ------------
---------  -----------
BALANCE, DECEMBER 31, 1995  15,831,402   3,957,851   5,221,423   128,648,995
      -            -   137,828,269

Sale of 106,963 shares
    of common stock            106,963      26,740   2,112,520             -
      -            -     2,139,260

Purchase of 230,400 shares
    of treasury stock                -           -           -             -
(230,400)  (4,838,400)   (4,838,400)

Sale of 195,400 shares
    of treasury stock                -           -     241,200             -
195,400    4,103,400     4,344,600

Issuance of 35,000 shares
    of treasury stock to
    qualified employee
    profit sharing trust             -           -     105,000             -
 35,000      735,000       840,000

Net income                           -           -           -    44,349,787
      -            -    44,349,787

Dividends                            -           -           -   (22,195,494)
      -            -   (22,195,494)
                            ----------  ----------  ----------  ------------
---------  -----------  ------------
BALANCE, DECEMBER 31, 1996  15,938,365  $3,984,591  $7,680,143  $150,803,288
      -  $         -  $162,468,022
                            ==========  ==========  ==========  ============
=========  ===========  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

STATEMENTS OF CASH FLOWS
                                               For the Years Ended December 31,
                                               1994          1995          1996
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                         $ 32,190,326  $ 37,084,795  $ 44,349,787
    Adjustments to reconcile net
        income to net cash provided
        by operating activities-
    Depreciation                          3,293,831     4,809,482     6,155,719
    Deferred income taxes                   177,674       118,897       257,850
    Stock bonus to employee profit
        sharing plan                        510,000       600,000       840,000
    (Gain) loss on sale of securities, net  (13,645)        9,302        (3,852)
    Gain on sale of fixed assets, net             -             -    (1,409,475)
    Write-down of investments             1,000,000             -       400,000
    Allowance for doubtful accounts               -             -        50,000
    Changes in assets and liabilities-
        Accounts receivable                 100,035    (6,244,288)   (1,682,409)
        Prepaid expenses                 (2,998,446)    3,019,353        12,647
        Accounts payable                    (54,070)      121,894       516,581
    Accrued expenses                      1,854,934     1,190,952     2,976,059
    Customer deposits                      (842,506)      732,835     3,950,208
                                       ------------  ------------  ------------
        Net cash provided by
            operating activities         35,218,133    41,443,222    56,413,115
                                       ------------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property, plant
        and equipment, net               (1,508,781)  (64,538,650)   (6,837,576)
    Purchases of marketable securities  (35,406,064)   (4,588,567)  (11,822,721)
    Sales of marketable securities       26,392,308       500,000     4,756,207
    (Increase) decrease in investments   (2,975,000)      393,867             -
    Sales of property, plant and equipment        -             -     1,592,466
                                       ------------  ------------  ------------
        Net cash used in
            investing activities        (13,497,537)  (68,233,350)  (12,311,624)
                                       ------------  ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Note payable to a bank                        -    50,000,000             -
    Payments of note payable to a bank            -   (12,000,000)  (12,000,000)
    Sale of common stock                  1,255,338     1,952,586     2,139,260
    Purchase of treasury stock                    -             -    (4,838,400)
    Sale of treasury stock                        -             -     4,344,600
    Dividends paid                      (16,259,492)  (19,558,133)  (22,195,494)
                                       ------------  ------------  ------------
        Net cash (used in) provided by
            financing activities        (15,004,154)   20,394,453   (32,550,034)
                                       ------------  ------------  ------------
NET INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                  6,716,442    (6,395,675)   11,551,457
CASH AND CASH EQUIVALENTS,
    BEGINNING OF YEAR                     6,191,038    12,907,480     6,511,805
                                       ------------  ------------  ------------
CASH AND CASH EQUIVALENTS,
    END OF YEAR                        $ 12,907,480  $  6,511,805  $ 18,063,262
                                       ============  ============  ============
SUPPLEMENTAL DISCLOSURE OF CASH
    FLOW INFORMATION:
    Cash paid for income taxes         $ 21,836,452  $ 22,739,708  $ 28,761,470
                                       ============  ============  ============
    Cash paid for interest             $          -  $  3,946,750  $  2,733,229
                                       ============  ============  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996

(1) OPERATIONS AND ACCOUNTING POLICIES

    Medical Information Technology, Inc. (the Company) is engaged in the development, manufacture and licensing of computer software products and related services used principally in the medical field. The principal market for the Company's products are health care providers primarily located in the U.S. and Canada.

    The accompanying financial statements reflect the application of certain accounting policies discussed below. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (a) Revenue Recognition

        The Company enters into software product contracts which provide for a customer deposit upon contract execution, milestone billings and fixed monthly service fees thereafter. Product revenue is recognized at the completion of each milestone and service revenue is recognized as rendered.

    (b) Software Development and Production Costs

        In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed, the Company will capitalize software development costs incurred after technological feasibility of the software development projects is established and the realizability of such capitalized costs through future operations is expected if such costs become material. To date, all of the Company's costs for research and development of software products have been charged to operations as incurred, as the amount of software development costs incurred subsequent to the establishment of technological feasibility has been immaterial.

    (c) Depreciation

        The Company provides for depreciation on its property, plant and equipment in amounts estimated to allocate the costs thereof under various depreciation methods over the following estimated useful lives:

            Description                           Useful Life


            Building and improvements             15-40 Years
            Office furniture and equipment            7 Years
            Computer equipment                        5 Years

    (d) Cash and Cash Equivalents

        The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

        Cash equivalents include certificates of deposit of approximately $6,000,000 and $17,650,000 at December 31, 1995 and 1996, respectively.

    (e) Concentration of Credit Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash, cash equivalents, short-term investments and accounts receivable. The Company places its investments in highly rated institutions. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce risk, the Company routinely assesses the financial strength of its customers and, as a result, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses but historically has not experienced any significant credit losses related to an individual customer or groups of customers.

    (f) Net Income per Common Share

        Net income per common share is computed using the weighted average number of shares of common stock outstanding during each year. The Company has no common stock equivalents.

(2) MARKETABLE SECURITIES

    The Company accounts for investments in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires companies to classify their short-term investments as either trading, available-for-sale or held-to-maturity. The Company's marketable securities consist primarily of preferred equity securities that are callable by the issuer. The Company has classified them as available for sale, and as such, they should be carried at fair market value. The fair market value of these equity securities as of December 31, 1995 and 1996 was approximately $57,985,000 and $65,952,000, respectively. The Company, however, has elected to record these investments at amortized cost as the amounts approximate fair market value.

(3) ALLOWANCE FOR DOUBTFUL ACCOUNTS

    A summary of the allowance for doubtful accounts activity is as follows:


                                            1994      1995      1996

        Balance, beginning of period    $100,000  $160,000  $160,000
        Amounts charged to expense        82,203    19,200    50,000
        Amounts written off              (22,203)  (19,200)        -
                                        --------  --------  --------
        Balance, end of period          $160,000  $160,000  $210,000
                                        ========  ========  ========

(4) SALE OF REAL ESTATE

    In June 1996, the Company sold real property consisting of 31,500 square feet of office space and a parking lot located on 3/4 acre in Cambridge, Massachusetts for proceeds of $1,700,000. This sale resulted in a realized gain of approximately $1,409,000, which is included in other income on the statement of income for the year ended December 31, 1996.

(5) INVESTMENTS

    During the years 1981 through 1994, the Company made a series of equity investments in three technology companies that represent minority interests. Although realization is not assured, management believes that the carrying amount of these investments at December 31, 1995 and 1996 represents their fair value. The amount of these investments, which is considered realizable, could be changed in the near term if estimates made by management of their fair value are altered.

(6) ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                     1995         1996

        Accrued vacation      $ 1,314,885  $ 1,314,885
        Accrued bonus           9,300,000   11,100,000
        Other accruals            785,367    1,194,548
                              -----------  -----------
                              $11,400,252  $13,609,433
                              ===========  ===========

(7) NOTE PAYABLE TO A BANK

    In January 1995, the Company entered into an unsecured $50,000,000 note payable with a bank of which $26,000,000 was outstanding at December 31, 1996. The note is payable in monthly installments of $1,000,000 plus accrued interest. Interest on the outstanding principal balance is payable at the bank's prime rate (8.25% at December 31, 1996). In connection with this note, the Company must comply with certain restrictive covenants, including, among other things, maintaining defined levels of net worth, marketable securities and the ratio of current assets to current liabilities. At December 31, 1996, the Company was in compliance with all required covenants.

(8) QUALIFIED PROFIT SHARING PLAN AND RELATED PARTY TRANSACTIONS

    The Company has no obligation for postemployment or postretirement benefits. The Company maintains a qualified profit sharing plan that provides deferred compensation to substantially all of its employees. Contributions to the plan are at the discretion of the Board of Directors and may be in the form of Company stock or cash. A summary of contributions made during the last three years is as follows:

                                            1994        1995        1996

        Cash                          $1,595,000  $1,800,000  $2,060,000
        Company common stock-
        30,000 shares at $17/share       510,000           -           -
        30,000 shares at $20/share             -     600,000           -
        35,000 shares at $24/share             -           -     840,000
                                      ----------  ----------  ----------
                                      $2,105,000  $2,400,000  $2,900,000
                                      ==========  ==========  ==========

    In December of 1996, a director, officer and stockholder of the Company purchased a total of 80,400 shares of common stock from the Company's treasury at a purchase price of $1,929,600 and subsequently resold 41,350 of these shares to various officers of the Company for $992,400. The price for both transactions was $24 per share, which represents fair market value, as determined by the Company's Board of Directors.

(9) INCOME TAXES

    The Company follows the provisions of SFAS No. 109, Accounting for Income Taxes. The components of the net deferred tax liability recognized in the accompanying balance sheets are as follows (a valuation allowance has not been provided, as the Company expects to realize all deferred tax amounts):

                                                  1995          1996

        Depreciation                          $1,436,386    $1,490,064
        Nondeductible accruals and reserves     (654,239)     (676,254)
        Deferred revenue                        (396,627)     (519,725)
        Other temporary differences              488,293       837,578
                                              ----------    ----------
            Total net deferred tax liability  $  873,813    $1,131,663

    The components of the provision for income taxes shown on the accompanying statements of income consist of the following:

                                        1994         1995         1996

        State-
            Current              $ 5,005,768  $ 3,807,824  $ 6,508,839
            Deferred                  46,985       27,186      (51,400)
                                 -----------  -----------  -----------
                                 $ 5,052,753  $ 3,835,010  $ 6,457,439
                                 ===========  ===========  ===========
        Federal-
            Current              $16,572,201  $18,653,218  $22,844,284
            Deferred                 130,689       91,710      309,250
                                 -----------  -----------  -----------
                                 $16,702,890  $18,744,928  $23,153,534
                                 ===========  ===========  ===========

    The effective income tax rate varies from the amount computed using the statutory U.S. income tax rate as follows:

                                                    1994   1995   1996

        Statutory tax rate                          35.0%  35.0%  35.0%
        Increase in taxes resulting from
            state income taxes, net of
            federal income tax benefit               6.1    4.2    5.7
        Dividend income exclusion                   (1.5)  (1.7)  (1.4)
        Other nondeductible expenses                 0.7    0.3    0.7
                                                    ----   ----   ----
                                                    40.3%  37.8%  40.0%
                                                    ====   ====   ====

(10) EXPORT SALES

    Export sales (primarily to Canada) accounted for approximately 13%, 11% and 13% of operating revenue during the years ended December 31, 1994, 1995 and 1996, respectively.

(11) SIGNIFICANT CUSTOMERS

    During the fiscal years ended December 31, 1994, 1995 and 1996, one customer accounted for approximately 15%, 20% and 21% of operating revenue, respectively.