Form 10-K, Exhibit 13
period 1997-12-31
MEDICAL INFORMATION TECHNOLOGY INC
filed 1998-03-26
CIK 1011452

MEDICAL INFORMATION TECHNOLOGY, INC.

Financial Statements
as of December 31, 1996 and 1997
Together with Auditors' Report

MEDICAL INFORMATION TECHNOLOGY, INC.

Index

                                                                     Page

Report of Independent Public Accountants                                1

Balance Sheets as of December 31, 1996 and 1997                         2

Statements of Income for the Years Ended
December 31, 1995, 1996 and 1997                                        3

Statements of Stockholders' Investment for the
Years Ended December 31, 1995, 1996 and 1997                            4

Statements of Cash Flows for the Years Ended
December 31, 1995, 1996 and 1997                                        5

Notes to Financial Statements                                        6-11

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Medical Information Technology, Inc.:

We have audited the accompanying balance sheets of Medical Information Technology, Inc. (a Massachusetts corporation) as of December 31, 1996 and 1997, and the related statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1997.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Information Technology, Inc. as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Boston, Massachusetts
February 6, 1998

MEDICAL INFORMATION TECHNOLOGY, INC.

Balance Sheets
                                                               December 31,
                                                             1996          1997
Assets

Current Assets:
    Cash and cash equivalents (Note 1)               $ 18,063,262  $  8,379,358
    Marketable securities (Note 2)                     61,142,110    62,348,881
    Accounts receivable, less reserve of
        $210,000 in 1996 and $270,000 in 1997          21,815,789    26,259,940
    Prepaid expenses                                       90,308        99,487
                                                     ------------  ------------
        Total current assets                          101,111,469    97,087,666
                                                     ------------  ------------
Property, Plant and Equipment, at cost (Note 1):
    Computer equipment                                 10,927,224    11,887,006
    Furniture and fixtures                             12,778,543    18,506,896
    Buildings and improvements                         99,654,797   143,125,594
    Land and improvements                              20,403,703    26,603,703
                                                     ------------  ------------
                                                      143,764,267   200,123,199
    Less Accumulated depreciation                      28,647,632    36,154,751
                                                     ------------  ------------
                                                      115,116,635   163,968,448
                                                     ------------  ------------
Investments                                             2,110,883     2,051,752
                                                     ------------  ------------
                                                     $218,338,987  $263,107,866
                                                     ============  ============
Liabilities and Stockholders' Investment

Current Liabilities:
    Current maturities of note payable
        to a bank (Note 6)                           $ 12,000,000  $ 18,000,000
    Accounts payable                                      837,495       694,869
    Accrued taxes                                       2,454,951     1,748,464
    Accrued expenses (Note 5)                          13,609,433    15,598,342
    Customer deposits                                  11,837,423    16,135,386
                                                     ------------  ------------
        Total current liabilities                      40,739,302    52,177,061
                                                     ------------  ------------
Note Payable to a Bank, less current
    maturities (Note 6)                                14,000,000    19,500,000
                                                     ------------  ------------
Deferred Federal and State Income Taxes (Note 8)        1,131,663     1,900,000
                                                     ------------  ------------
Stockholders' Investment:
    Common stock, $.25 par value,
    Authorized 17,000,000 shares,
    Issued and outstanding 15,938,365 shares
        in 1996 and 16,087,212 shares in 1997           3,984,591     4,021,803
    Additional paid-in capital                          7,680,143    11,335,259
    Retained earnings                                 150,803,288   174,173,743
                                                     ------------  ------------
        Total stockholders' investment                162,468,022   189,530,805
                                                     ------------  ------------
                                                     $218,338,987  $263,107,866
                                                     ============  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Income
                                               For the Years Ended December 31,
                                               1995          1996          1997
Operating Revenue:
    Software products                  $ 94,356,333  $109,316,654  $126,574,961
    Software services                    44,962,747    52,154,032    62,029,361
    Other                                 4,401,480     6,413,111     5,200,180
                                       ------------  ------------  ------------
        Total operating revenue         143,720,560   167,883,797   193,804,502
                                       ------------  ------------  ------------
Costs and Expenses:
    Operating and product development    52,876,661    61,453,443    74,666,248
    Selling, general and administrative  32,331,072    36,880,437    40,852,721
                                       ------------  ------------  ------------
        Total costs and expenses         85,207,733    98,333,880   115,518,969
                                       ------------  ------------  ------------
Income from operations                   58,512,827    69,549,917    78,285,533

Dividend, Interest and Other Income       6,400,717     8,937,691    12,236,282

Interest and Other Expense                5,248,811     4,526,848     5,879,160
                                       ------------  ------------  ------------
        Income before provision
            for income taxes             59,664,733    73,960,760    84,642,655

Provision for Income Taxes (Note 8):
    State                                 3,835,010     6,457,439     6,343,141
    Federal                              18,744,928    23,153,534    28,015,459
                                       ------------  ------------  ------------
Net income                             $ 37,084,795  $ 44,349,787  $ 50,284,055
                                       ============  ============  ============
Basic and Fully Diluted Net Income
    per Common Share                          $2.35         $2.80         $3.14
                                       ============  ============  ============
Shares Used in Computing Basic and
    Fully Diluted Net Income per Share   15,782,259    15,862,838    16,029,071
                                       ============  ============  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Stockholders' Investment
                                  Common Stock        Additional
                               Number       $.25       Paid-in      Retained
 Treasury   Stockholders'
                              of Shares   Par Value    Capital      Earnings
Stock Cost   Investment
                             ----------  ----------  -----------  ------------
----------  ------------
Balance, December 31, 1994   15,686,544  $3,921,636   $2,705,052  $111,122,333
$        -  $117,749,021

Sale of 114,858 shares of
common stock                    114,858      28,715    1,923,871             -
         -     1,952,586

Issuance of 30,000 shares of
common stock to qualified
employee profit sharing trust    30,000       7,500      592,500             -
         -       600,000

Net income                            -           -            -    37,084,795
         -    37,084,795

Dividends                             -           -            -   (19,558,133)
         -   (19,558,133)
                             ----------  ----------  -----------  ------------
----------  ------------
Balance, December 31, 1995   15,831,402   3,957,851    5,221,423   128,648,995
         -   137,828,269

Sale of 106,963 shares of
common stock                    106,963      26,740    2,112,520             -
         -     2,139,260

Purchase of 230,400 shares
of treasury stock                     -           -            -             -
(4,838,400)   (4,838,400)

Sale of 195,400 shares of
treasury stock                        -           -      241,200             -
 4,103,400     4,344,600

Issuance of 35,000 shares of
treasury stock to qualified
employee profit sharing trust         -           -      105,000             -
   735,000       840,000

Net income                            -           -            -    44,349,787
         -    44,349,787

Dividends                             -           -            -   (22,195,494)
         -   (22,195,494)
                             ----------  ----------  -----------  ------------
----------  ------------
Balance, December 31, 1996   15,938,365   3,984,591    7,680,143   150,803,288
         -   162,468,022

Sale of 108,847 shares of
common stock                    108,847      27,212    2,585,116             -
         -     2,612,328

Issuance of 40,000 shares of
common stock to qualified
employee profit sharing trust    40,000      10,000    1,070,000             -
         -     1,080,000

Net income                            -           -            -    50,284,055
         -    50,284,055

Dividends                             -           -            -   (26,913,600)
         -   (26,913,600)
                             ----------  ----------  -----------  ------------
----------  ------------
Balance, December 31, 1997   16,087,212  $4,021,803  $11,335,259  $174,173,743
$        -  $189,530,805
                             ==========  ==========  ===========  ============
==========  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Cash Flows
                                               For the Years Ended December 31,
                                                 1995         1996         1997
Cash Flows from Operating Activities:
    Net income                            $37,084,795  $44,349,787  $50,284,055
    Adjustments to reconcile net
        income to net cash provided
        by operating activities
    Depreciation                            4,809,482    6,155,719    9,084,216
    Deferred income taxes                     118,897      257,850      768,337
    Stock contributions to employee
    profit sharing plan                       600,000      840,000    1,080,000
    Net (gain) loss on sale of securities       9,302       (3,852)      (6,361)
    Net gain on sale of fixed assets                -   (1,409,475)           -
    Write-down of investments                       -      400,000            -
    Allowance for doubtful accounts                 -       50,000       60,000
    Changes in assets and liabilities
        Accounts receivable                (6,244,288)  (1,682,409)  (4,504,151)
        Prepaid expenses                    3,019,353       12,647       (9,179)
        Accounts payable                      121,894      516,581     (142,626)
        Accrued expenses                    1,190,952    2,976,059    1,282,422
        Customer deposits                     732,835    3,950,208    4,297,963
                                          -----------  -----------  -----------
            Net cash provided by
                operating activities       41,443,222   56,413,115   62,194,676
                                          -----------  -----------  -----------
Cash Flows from Investing Activities:
    Purchases of property, plant
        and equipment                     (64,538,650)  (6,837,576) (57,936,029)
    Sales of property, plant and equipment          -    1,592,466            -
    Purchases of marketable securities     (4,588,567) (11,822,721) (18,373,509)
    Sales of marketable securities            500,000    4,756,207   17,173,099
    Decrease in investments                   393,867            -       59,131
                                          -----------  -----------  -----------
        Net cash used in
            investing activities          (68,233,350) (12,311,624) (59,077,308)
                                          -----------  -----------  -----------
Cash Flows from Financing Activities:
    Borrowings on note payable to a bank   50,000,000            -   43,000,000
    Payments of note payable to a bank    (12,000,000) (12,000,000) (31,500,000)
    Sale of common stock                    1,952,586    2,139,260    2,612,328
    Purchase of treasury stock                      -   (4,838,400)           -
    Sale of treasury stock                          -    4,344,600            -
    Dividends paid                        (19,558,133) (22,195,494) (26,913,600)
                                          -----------  -----------  -----------
        Net cash (used in) provided by
            financing activities           20,394,453  (32,550,034) (12,801,272)
                                          -----------  -----------  -----------
Net (Decrease) Increase in Cash and
    Cash Equivalents                       (6,395,675)  11,551,457   (9,683,904)
Cash and Cash Equivalents,
    beginning of year                      12,907,480    6,511,805   18,063,262
                                          -----------  -----------  -----------
Cash and Cash Equivalents,
    end of year                           $ 6,511,805  $18,063,262  $ 8,379,358
                                          ===========  ===========  ===========
Supplemental Disclosure of Cash
    Flow Information:
    Cash paid for Income taxes            $22,739,708  $28,761,470  $34,482,284
                                          ===========  ===========  ===========
    Cash paid for Interest                $ 3,946,750  $ 2,733,229  $ 2,394,030
                                          ===========  ===========  ===========

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 1997

(1) Operations and Accounting Policies

Medical Information Technology, Inc. (the Company) is engaged in the development, manufacture and licensing of computer software products and related services used in the medical field. The principal market for the Company's products are health care providers primarily located in the U.S. and Canada.

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

(a) Revenue Recognition

The Company enters into software product contracts that provide for a customer deposit upon contract execution, milestone billings and fixed monthly service fees thereafter. Product revenue is recognized at the completion of each milestone and service revenue is recognized as services are rendered.

(b) Software Development and Production Costs

In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed, the Company will capitalize software development costs incurred after technological feasibility of the software development projects is established and the realizability of such capitalized costs through future operations is expected if such costs become material. To date, all of the Company's costs for research and development of software products have been charged to operations as incurred, since the amount of software development costs incurred subsequent to the establishment of technological feasibility has been immaterial.

(c) Depreciation

The Company provides for depreciation on its property, plant and equipment in amounts estimated to allocate the costs thereof under various depreciation methods over the following estimated useful lives:

    Description                     Useful Life

    Computer equipment                  5 years
    Furniture and fixtures           7-10 years
    Buildings and improvements      15-40 years

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Cash equivalents include certificates of deposit and European time deposits of approximately $17,650,000 and $5,700,000 at December 31, 1996 and 1997,
respectively.

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

(f) Net Income per Common Share

On March 31, 1997, the Financial Accounting Standards Board (FASB) issued SFAS No, 128, Earnings Per Share. SFAS No. 128 establishes standards for computing and presenting earnings per share (EPS), and applies to entities with publicly held common stock or potential common stock. During the year ended December 31, 1997, the Company adopted SFAS No. 128 and is now required to report both basic and diluted earnings per share. Basic EPS is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution, if any, from common stock equivalents. At December 31, 1997, the Company had no common stock equivalents outstanding. Accordingly, diluted EPS and basic EPS are the same.

(g) New Accounting Standards

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as any changes in the Company's equity that are not generated by or from ownership transactions or sources. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997.

In July 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 requires certain financial and supplemental information to be disclosed on an annual and interim basis for each reportable business segment of an enterprise. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Unless impracticable, companies would be required to restate prior period information upon adoption.

(2) Marketable Securities

The Company accounts for its investments in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires companies to classify their short-term investments as either trading, available-for-sale or held-to-maturity. The Company's marketable securities consist primarily of preferred equity securities that are callable by the issuer. The Company has classified the securities as available for sale and, as such, they should be carried at fair market value. The fair market value of these equity securities as of December 31, 1996 and 1997 was approximately $65,952,000 and $68,773,000, respectively. The Company, however, has elected to record these investments at amortized cost since the differences between fair market value and amortized cost are not material to the financial statements.

(3) Allowance for Doubtful Accounts

A summary of the allowance for doubtful accounts activity is as follows:

                                         1995      1996      1997

    Balance, beginning of period     $160,000  $160,000  $210,000
    Amounts charged to expense         19,200    50,000    66,900
    Amounts written off               (19,200)        -    (6,900)
                                     --------  --------  --------
    Balance, end of period           $160,000  $210,000  $270,000
                                     ========  ========  ========

(4) Purchase of Real Estate

In August 1997, the Company purchased real property consisting of 287,600 square feet of office space with parking located on 37 acres in Westwood, Massachusetts for $51,700,000.

(5) Accrued Expenses

Accrued expenses consist of the following:

                                1996         1997

    Accrued vacation     $ 1,314,885  $ 1,500,000
    Accrued bonus         11,100,000   13,100,000
    Other accruals         1,194,548      998,342
                         -----------  -----------
                         $13,609,433  $15,598,342
                         ===========  ===========

(6) Note Payable to a Bank

In connection with the purchase of real estate described in Note 4, in August 1997, the Company amended its loan agreement and entered into a new unsecured note payable with a bank. The amount of the new note payable was $54,000,000, of which $37,500,000 was outstanding at December 31, 1997. The note is payable in monthly installments of $1,500,000 plus accrued interest. Interest on the outstanding principal balance is payable at the bank's prime rate less 1% (7.5% at December 31, 1997). In connection with this note, the Company must maintain certain levels of net income, as defined. At December 31, 1997, the Company was in compliance with the required covenant.

(7) Qualified Profit Sharing Plan

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

                                         1995        1996        1997

    Cash                           $1,800,000  $2,060,000  $2,320,000
    Company common stock
    30,000 shares at $20/share        600,000           -           -
    35,000 shares at $24/share              -     840,000           -
    40,000 shares at $27/share              -           -   1,080,000
                                   ----------  ----------  ----------
                                   $2,400,000  $2,900,000  $3,400,000
                                   ==========  ==========  ==========

(8) Income Taxes

The Company follows the provisions of SFAS No. 109, Accounting for Income Taxes. The components of the net deferred tax liability recognized in the accompanying balance sheets are as follows:

                                             1996        1997

    Depreciation                       $1,490,064  $  670,500
    Other reserves and expenses          (676,254)   (708,000)
    Deferred revenue                     (519,725) (1,195,500)
    Tax reserves                          837,578   3,133,000
                                       ----------  ----------
    Total net deferred tax liability   $1,131,663  $1,900,000
                                       ==========  ==========

The components of the provision for income taxes shown on the accompanying statements of income consist of the following:

                               1995         1996         1997

    State
        Current         $ 3,807,824  $ 6,508,839  $ 6,151,057
        Deferred             27,186      (51,400)     192,084
                        -----------  -----------  -----------
                        $ 3,835,010  $ 6,457,439  $ 6,343,141
                        ===========  ===========  ===========
    Federal
        Current         $18,653,218  $22,844,284  $27,439,206
        Deferred             91,710      309,250      576,253
                        -----------  -----------  -----------
                        $18,744,928  $23,153,534  $28,015,459
                        ===========  ===========  ===========

The effective income tax rate varies from the amount computed using the statutory U.S. income tax rate as follows:

                                                   1995    1996    1997

    Statutory tax rate                             35.0%   35.0%   35.0%
    Increase in taxes resulting from state income
    taxes, net of federal income tax benefit        4.2     5.7     4.9
    Dividend income exclusion                      (1.7)   (1.4)   (1.4)
    Other nondeductible expenses                    0.3     0.7     2.1
                                                   ----    ----    ----
                                                   37.8%   40.0%   40.6%
                                                   ====    ====    ====

(9) Export Sales

Export sales (primarily to Canada) accounted for approximately 11%, 13% and 10% of operating revenue during the years ended December 31, 1995, 1996 and 1997, respectively.

(10) Significant Customers

During the fiscal years ended December 31, 1995, 1996 and 1997, one customer accounted for approximately 20%, 21% and 21% of operating revenue, respectively.