Form 10-K, Exhibit 13
period 1998-12-31
MEDICAL INFORMATION TECHNOLOGY INC
filed 1999-05-13
CIK 1011452

MEDICAL INFORMATION TECHNOLOGY, INC.

Financial Statements
as of December 31, 1997 and 1998
Together with Auditors' Report

MEDICAL INFORMATION TECHNOLOGY, INC.

Index

                                                                     Page

Report of Independent Public Accountants                                1

Balance Sheets as of December 31, 1997 and 1998                         2

Statements of Income for the Years Ended
December 31, 1996, 1997 and 1998                                        3

Statements of Shareholders' Investment for the
Years Ended December 31, 1996, 1997 and 1998                            4

Statements of Cash Flows for the Years Ended
December 31, 1996, 1997 and 1998                                        5

Notes to Financial Statements                                        6-10

Report of Independent Public Accountants

To the Shareholders and Board of Directors of Medical Information Technology, Inc.:

We have audited the accompanying balance sheets of Medical Information Technology, Inc. (a Massachusetts corporation) as of December 31, 1997 and 1998, and the related statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 1998.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Information Technology, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Boston, Massachusetts
February 3, 1999

MEDICAL INFORMATION TECHNOLOGY, INC.

Balance Sheets
                                                               December 31,
                                                             1997          1998
                                                     ------------  ------------
Assets

Current Assets:
    Cash and cash equivalents (Note 1)               $  8,379,358  $ 10,013,957
    Marketable securities (Note 2)                     62,348,881    67,923,022
    Accounts receivable, less reserve of
        $270,000 in 1997 and 1998                      26,259,940    27,770,548
    Prepaid expenses and other current assets              99,487       152,667
                                                     ------------  ------------
        Total current assets                           97,087,666   105,860,194
                                                     ------------  ------------
Property, Plant and Equipment, at cost (Note 1):
    Computer equipment                                 11,887,006     9,693,702
    Furniture and fixtures                             18,506,896    19,976,372
    Buildings and improvements                        143,125,594   143,125,594
    Land                                               26,603,703    26,603,703
                                                     ------------  ------------
                                                      200,123,199   199,399,371
    Less Accumulated depreciation                      36,154,751    40,416,433
                                                     ------------  ------------
                                                      163,968,448   158,982,938
                                                     ------------  ------------
Investments                                             2,051,752     1,757,293
                                                     ------------  ------------
                                                     $263,107,866  $266,600,425
                                                     ============  ============
Liabilities and Shareholders' Investment

Current Liabilities:
    Current maturities of note payable
        to a bank (Note 5)                           $ 18,000,000  $ 15,000,000
    Accounts payable                                      694,869       589,511
    Accrued taxes                                       1,748,464     2,642,654
    Accrued expenses (Note 4)                          15,598,342    16,510,518
    Customer deposits                                  16,135,386    12,085,748
                                                     ------------  ------------
        Total current liabilities                      52,177,061    46,828,431
                                                     ------------  ------------
Note Payable to a Bank, less current
    maturities (Note 5)                                19,500,000             -
                                                     ------------  ------------
Deferred Federal and State Income Taxes (Note 7)        1,900,000     2,500,000
                                                     ------------  ------------
Shareholders' Investment:
    Common stock, $.25 par value,
    Authorized 17,000,000 shares
    Issued and outstanding 16,087,212 shares
        in 1997 and 16,265,711 shares in 1998           4,021,803     4,066,428
    Additional paid-in capital                         11,335,259    16,190,107
    Retained earnings                                 174,173,743   197,015,459
                                                     ------------  ------------
        Total shareholders' investment                189,530,805   217,271,994
                                                     ------------  ------------
                                                     $263,107,866  $266,600,425
                                                     ============  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Income
                                               For the Years Ended December 31,
                                               1996          1997          1998
                                       ------------  ------------  ------------
Operating Revenue:
    Software products                  $115,729,765  $131,775,141  $133,635,527
    Software services                    52,154,032    62,029,361    70,177,095
                                       ------------  ------------  ------------
        Total operating revenue         167,883,797   193,804,502   203,812,622
                                       ------------  ------------  ------------
Costs and Expenses:
    Operating and product development    61,453,443    74,666,248    81,046,899
    Selling, general and administrative  36,880,437    40,852,721    43,182,408
                                       ------------  ------------  ------------
        Total costs and expenses         98,333,880   115,518,969   124,229,307
                                       ------------  ------------  ------------
Income from operations                   69,549,917    78,285,533    79,583,315

Dividend, Interest and Other Income       8,937,691    12,236,282    16,723,587

Interest and Other Expense                4,526,848     5,879,160     8,228,173
                                       ------------  ------------  ------------
        Income before provision
            for income taxes             73,960,760    84,642,655    88,078,729

Provision for Income Taxes (Note 7):
    State                                 6,457,439     6,343,141     7,795,428
    Federal                              23,153,534    28,015,459    27,002,343
                                       ------------  ------------  ------------
Net income                             $ 44,349,787  $ 50,284,055  $ 53,280,958
                                       ============  ============  ============
Basic and Diluted Net Income
    per Common Share                          $2.80         $3.14         $3.29
                                       ============  ============  ============
Shares Used in Computing Basic and
    Diluted Net Income per Share         15,862,838    16,029,071    16,202,628
                                       ============  ============  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Shareholders' Investment
                                 Common Stock                      Total
                              Number    Paid-in      Retained      Shareholders
                             of Shares  Capital      Earnings      Investment
                            ----------  -----------  ------------  ------------
Balance, December 31, 1995  15,831,402  $ 9,179,274  $128,648,995  $137,828,269

Sale of 106,963 shares of
common stock                   106,963    2,139,260             -     2,139,260

Purchase of 230,400 shares
of treasury stock             (230,400)  (4,838,400)            -    (4,838,400)

Sale of 195,400 shares
of treasury stock              195,400    4,344,600             -     4,344,600

Issuance of 35,000 shares of
treasury stock to qualified
employee profit sharing trust   35,000      840,000             -       840,000

Net income                           -            -    44,349,787    44,349,787

Dividends                            -            -   (22,195,494)  (22,195,494)
                            ----------  -----------  ------------  ------------
Balance, December 31, 1996  15,938,365  $11,664,734  $150,803,288  $162,468,022

Sale of 108,847 shares of
common stock                   108,847    2,612,328             -     2,612,328

Issuance of 40,000 shares of
common stock to qualified
employee profit sharing trust   40,000    1,080,000             -     1,080,000

Net income                           -            -    50,284,055    50,284,055

Dividends                            -            -   (26,913,600)  (26,913,600)
                            ----------  -----------  ------------  ------------
Balance, December 31, 1997  16,087,212  $15,357,062  $174,173,743  $189,530,805

Sale of 138,499 shares of
common stock                   138,499    3,739,473             -     3,739,473

Issuance of 40,000 shares of
common stock to qualified
employee profit sharing trust   40,000    1,160,000             -     1,160,000

Net income                           -            -    53,280,958    53,280,958

Dividends                            -            -   (30,439,242)  (30,439,242)
                            ----------  -----------  ------------  ------------
Balance, December 31, 1998  16,265,711  $20,256,535  $197,015,459  $217,271,994
                            ==========  ===========  ============  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Cash Flows
                                               For the Years Ended December 31,
                                                 1996         1997         1998
                                          -----------  -----------  -----------
Cash Flows from Operating Activities:
    Net income                            $44,349,787  $50,284,055  $53,280,958
    Adjustments to reconcile net
        income to net cash provided
        by operating activities
    Depreciation                            6,155,719    9,084,216   10,078,344
    Deferred income taxes                     257,850      768,337      600,000
    Stock contributions to employee
        profit sharing plan                   840,000    1,080,000    1,160,000
    Gain on sale of securities, net            (3,852)      (6,361)  (1,419,291)
    Gain on sale of fixed assets, net      (1,409,475)           -            -
    Write-down of investments                 400,000            -            -
    Allowance for doubtful accounts            50,000       60,000            -
    Changes in assets and liabilities
        Accounts receivable                (1,682,409)  (4,504,151)  (1,510,608)
        Prepaid expenses and
            other current assets               12,647       (9,179)     (53,180)
        Accounts payable                      516,581     (142,626)    (105,357)
        Accrued expenses                    2,976,059    1,282,422    1,806,367
        Customer deposits                   3,950,208    4,297,963   (4,049,638)
                                          -----------  -----------  -----------
            Net cash provided by
                operating activities       56,413,115   62,194,676   59,787,595
                                          -----------  -----------  -----------
Cash Flows from Investing Activities:
    Purchases of property, plant
        and equipment                      (6,837,576) (57,936,029)  (5,092,834)
    Sales of property, plant and equipment  1,592,466            -            -
    Purchases of marketable securities    (11,822,721) (18,373,509) (52,312,705)
    Sales of marketable securities          4,756,207   17,173,099   48,157,854
    Decrease in investments
        resulting from distributions                -       59,131      294,458
                                          -----------  -----------  -----------
        Net cash used in
            investing activities          (12,311,624) (59,077,308)  (8,953,227)
                                          -----------  -----------  -----------
Cash Flows from Financing Activities:
    Borrowings on note payable to a bank            -   43,000,000            -
    Payments of note payable to a bank    (12,000,000) (31,500,000) (22,500,000)
    Sale of common stock                    2,139,260    2,612,328    3,739,473
    Purchase of treasury stock             (4,838,400)           -            -
    Sale of treasury stock                  4,344,600            -            -
    Dividends paid                        (22,195,494) (26,913,600) (30,439,242)
                                          -----------  -----------  -----------
        Net cash used in
            financing activities          (32,550,034) (12,801,272) (49,199,769)
                                          -----------  -----------  -----------
Net (Decrease) Increase in Cash and
    Cash Equivalents                       11,551,457   (9,683,904)   1,634,599

Cash and Cash Equivalents,
    beginning of year                       6,511,805   18,063,262    8,379,358
                                          -----------  -----------  -----------
Cash and Cash Equivalents,
    end of year                           $18,063,262  $ 8,379,358  $10,013,957
                                          ===========  ===========  ===========
Supplemental Disclosure of
    Cash Flow Information:
    Cash paid for Income taxes            $28,761,470  $34,482,284  $33,224,366
                                          ===========  ===========  ===========
    Cash paid in Interest                 $ 2,733,229  $ 2,394,030  $ 2,119,642
                                          ===========  ===========  ===========

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 1998

(1) Operations and Accounting Policies

Medical Information Technology, Inc. (the Company) is engaged in the development, manufacture and licensing of computer software products and related services used in the medical field. The principal market for the Company's products consists of health care providers primarily located in the United States and Canada.

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

(a) Revenue Recognition

During 1998, the Company adopted the provisions of the American Institute of Certified Public Accountants (AICPA) Statement of Position 97-2, Software Revenue Recognition (SOP 97-2). The Company enters into software product contracts that provide for a customer deposit upon contract execution, milestone billings and fixed monthly service fees thereafter. As a result, SOP 97-2 requires the Company to recognize product and service revenue using the percentage-of-completion method prescribed by SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Accordingly, product revenue is recognized at the completion of each milestone and service revenue, including maintenance, is recognized as services are rendered.

(b)     Software Development and Production Costs

In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed, the Company capitalizes software development costs incurred after technological feasibility of the software development projects is established and the realizability of such capitalized costs through future operations is expected if such costs become material. To date, all of the Company's costs for research and development of software products have been charged to operations as incurred, because the amount of software development costs incurred subsequent to the establishment of technological feasibility has been immaterial.

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

    Description                     Useful Life

    Computer equipment                  5 years
    Furniture and fixtures           7-10 years
    Buildings and improvements      15-40 years

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of ninety days or less to be cash equivalents.

Cash equivalents include short-term time deposits of approximately $5,700,000 and $8,600,000 at December 31, 1997 and 1998, respectively.

(e) Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash, cash equivalents and accounts receivable.
The Company places its cash and cash equivalents in highly rated institutions. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce risk, the Company routinely assesses the financial strength of its customers and, as a result, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses but historically has not experienced any significant credit losses related to an individual customer or groups of customers.

(f) Net Income per Common Share

In accordance with SFAS No. 128, Earnings Per Share, the Company reports both basic and diluted earnings per share (EPS). The Company has no common stock equivalents, thus both basic EPS and diluted EPS are the same and computed by dividing net income by the weighted-average number of common shares outstanding during the year.

(g) Comprehensive Income

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the years ended December 31, 1996, 1997 and 1998, the Company had no items of comprehensive income.

(h) Segment and Enterprise-Wide Reporting

In July 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable operating segment of an enterprise, as defined. Based on the criteria set forth in SFAS No. 131, the Company currently operates in one operating segment, medical software and services.

SFAS No. 131 also requires that certain enterprise-wide disclosures be made related to products and services, geographic areas and major customers. The Company derives substantially all of its operating revenue from the sale and support of one group of similar products and services. All of the Company's assets are located within the United States. During 1996, 1997 and 1998, the Company derived its operating revenue from the following countries (as a percentage of total operating revenue):

                       1996  1997  1998
                       ----  ----  ----
    United States       87%   86%   90%
    Canada              10    10     8
    Other                3     4     2
                       ----  ----  ----
                       100%  100%  100%
                       ====  ====  ====

During the years ended December 31, 1996, 1997 and 1998, one customer accounted for approximately 21%, 21% and 17% of operating revenue, respectively.

(2) Marketable Securities

The Company accounts for its investments in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires companies to classify their short-term investments as either trading, available-for-sale or held-to-maturity. The Company's marketable securities consist of preferred equity securities that are callable by the issuer and common equity securities. The Company has classified the securities as available for sale and, as such, they should be carried at fair market value. The fair market value of these equity securities as of December 31, 1997 and 1998 was approximately $68,773,000 and $74,401,000, respectively. The Company, however, has elected to record these investments at cost since the differences between fair market value and cost are not material to the financial statements.

(3) Allowance for Doubtful Accounts

A summary of the allowance for doubtful accounts activity is as follows at December 31, 1996, 1997 and 1998:

                                         1996      1997      1998
                                     --------  --------  --------
    Balance, beginning of period     $160,000  $210,000  $270,000
    Amounts charged to expense         50,000    66,900     9,826
    Amounts written off                     -    (6,900)   (9,826)
                                     --------  --------  --------
    Balance, end of period           $210,000  $270,000  $270,000
                                     ========  ========  ========
(4) Accrued Expenses

Accrued expenses consist of the following at December 31, 1997 and 1998:

                                 1997         1998
                          -----------  -----------
    Accrued bonus         $13,100,000  $13,550,000
    Accrued vacation        1,500,000    1,650,000
    Other accruals            998,342    1,310,518
                          -----------  -----------
                          $15,598,342  $16,510,518
                          ===========  ===========

(5) Note Payable to a Bank

In connection with the purchase of real estate in August 1997, the Company amended its loan agreement and entered into an unsecured note payable with a bank. The amount of the note payable was $54,000,000, of which $15,000,000 was outstanding at December 31, 1998. The note is payable in monthly installments of $1,500,000 plus accrued interest. Interest on the outstanding principal balance is payable at the bank's prime rate less 1% (6.75% at December 31, 1998). In connection with this note, the Company must maintain certain levels of net income, as defined. At December 31, 1998, the Company was in compliance with the required covenant.

(6) Qualified Profit Sharing Plan

The Company has no obligation for postemployment or postretirement benefits. The Company maintains a qualified profit sharing plan that provides deferred compensation to substantially all of its employees. Contributions to the plan are at the discretion of the Board of Directors and may be in the form of Company stock or cash. A summary of contributions made during the years ended December 31, 1996, 1997 and 1998 is as follows:

                                        1996        1997        1998
                                  ----------  ----------  ----------
    Cash                          $2,060,000  $2,320,000  $2,340,000
    Company common stock
    35,000 shares at $24/share       840,000           -           -
    40,000 shares at $27/share             -   1,080,000           -
    40,000 shares at $29/share             -           -   1,160,000
                                  ----------  ----------  ----------
                                  $2,900,000  $3,400,000  $3,500,000
                                  ==========  ==========  ==========
(7) Income Taxes

The Company follows the provisions of SFAS No. 109, Accounting for Income Taxes. The components of the net deferred tax liability recognized in the accompanying balance sheets are as follows:

                                              1997        1998
                                        ----------  ----------
    Tax reserves                        $3,133,000  $3,886,700
    Deferred revenue                    (1,195,500)   (618,700)
    Other reserves and expenses           (708,000)   (768,000)
    Depreciation                           670,500           -
                                        ----------  ----------
    Total net deferred tax liability    $1,900,000  $2,500,000
                                        ==========  ==========

The components of the provision for income taxes shown on the accompanying statements of income consist of the following:

                            1996         1997         1998
                     -----------  -----------  -----------
    State
        Current      $ 6,508,839  $ 6,151,057  $ 7,645,428
        Deferred         (51,400)     192,084      150,000
                     -----------  -----------  -----------
                     $ 6,457,439  $ 6,343,141  $ 7,795,428
                     ===========  ===========  ===========
    Federal
        Current      $22,844,284  $27,439,206  $26,552,343
        Deferred         309,250      576,253      450,000
                     -----------  -----------  -----------
                     $23,153,534  $28,015,459  $27,002,343
                     ===========  ===========  ===========

The effective income tax rate varies from the amount computed using the statutory U.S. income tax rate as follows:

                                                     1996   1997   1998
                                                    -----  -----  -----
    Statutory tax rate                              35.0%  35.0%  35.0%
    Increase in taxes resulting from state income
        taxes, net of federal income tax benefit     5.7    4.9    5.8
    Dividend income exclusion                       (1.4)  (1.4)  (1.2)
    Other                                            0.7    2.1   (0.1)
                                                    -----  -----  -----
                                                    40.0%  40.6%  39.5%
                                                    =====  =====  =====