Form 10-K, Exhibit 13
period 1999-12-31
MEDICAL INFORMATION TECHNOLOGY INC
filed 2000-03-16
CIK 1011452

MEDICAL INFORMATION TECHNOLOGY, INC.

Financial Statements
As of December 31, 1998 and 1999
Together with Auditors' Report

MEDICAL INFORMATION TECHNOLOGY, INC

Index                                                                   Page

Report of Independent Public Accountants                                   1

Balance Sheets as of December 31, 1998 and 1999                            2

Statements of Income for the Years Ended
December 31, 1997, 1998 and 1999                                           3

Statements of Shareholders' Equity  for the
Years Ended December 31, 1997, 1998 and 1999                               4

Statements of Cash Flows for the Years Ended
December 31, 1997, 1998 and 1999                                           5

Notes to Financial Statements                                           6-11

MEDICAL INFORMATION TECHNOLOGY, INC.

Report of Independent Public Accountants

To the Shareholders and Board of Directors of Medical Information Technology, Inc.:

We have audited the accompanying balance sheets of Medical Information Technology, Inc. (a Massachusetts corporation) as of December 31, 1998 and 1999, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Information Technology, Inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Boston, Massachusetts
February 7, 2000

MEDICAL INFORMATION TECHNOLOGY, INC.

Balance Sheets
                                                               December 31,
                                                             1998          1999
                                                     ------------  ------------
Assets

Current Assets:
    Cash and cash equivalents (Note 1)               $ 10,013,957  $ 15,055,559
    Marketable securities (Note 2)                     67,923,022    85,101,094
    Accounts receivable, less reserve of
        $270,000 in 1998 and $350,000 in 1999          27,770,548    30,155,739
    Prepaid expenses and other current assets             152,667             -
                                                     ------------  ------------
        Total current assets                          105,860,194   130,312,392
                                                     ------------  ------------
Property, Plant and Equipment, at cost (Note 1):
    Computer equipment                                  9,693,702    10,360,158
    Furniture and fixtures                             19,976,372    21,715,196
    Buildings and improvements                        143,125,594   143,125,594
    Land                                               26,603,703    26,603,703
                                                     ------------  ------------
                                                      199,399,371   201,804,651
    Accumulated depreciation                          (40,416,433)  (45,466,526)
                                                     ------------  ------------
                                                      158,982,938   156,338,125
                                                     ------------  ------------
Investments                                             1,757,293     1,627,204
                                                     ------------  ------------
                                                     $266,600,425  $288,277,721
                                                     ============  ============
Liabilities and Shareholders' Equity

Current Liabilities:
    Current maturities of note payable
        to a bank (Note 5)                           $ 15,000,000  $          -
    Accounts payable                                      589,511       400,762
    Accrued taxes                                       2,642,654     2,815,954
    Accrued expenses (Note 4)                          16,510,518    18,411,563
    Customer deposits                                  12,085,748    16,554,566
                                                     ------------  ------------
        Total current liabilities                      46,828,431    38,182,845
                                                     ------------  ------------
Deferred Federal and State Income Taxes (Note 7)        2,500,000     3,400,000
                                                     ------------  ------------
Shareholders' Equity:
    Common stock, $.25 par value,
    Authorized 17,000,000 shares,
    Issued and outstanding 16,265,711 shares
        in 1998 and 16,457,286 in 1999                  4,066,428     4,114,321
    Additional paid-in capital                         16,190,107    21,817,889
    Unrealized loss on marketable securities                    -    (3,450,172)
    Retained earnings                                 197,015,459   224,212,838
                                                     ------------  ------------
        Total shareholders' equity                    217,271,994   246,694,876
                                                     ------------  ------------
                                                     $266,600,425  $288,277,721
                                                     ============  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Income
                                               For the Years Ended December 31,
                                               1997          1998          1999
                                       ------------  ------------  ------------
Operating Revenue:
    Software products                  $131,775,141  $133,635,527  $144,671,272
    Software services                    62,029,361    70,177,095    80,958,543
                                       ------------  ------------  ------------
        Total operating revenue         193,804,502   203,812,622   225,629,815
                                       ------------  ------------  ------------
Costs and Expenses:
    Operating and product development    74,666,248    81,046,899    88,172,360
    Selling, general and administrative  40,852,721    43,182,408    45,904,831
                                       ------------  ------------  ------------
        Total costs and expenses        115,518,969   124,229,307   134,077,191
                                       ------------  ------------  ------------
Income from operations                   78,285,533    79,583,315    91,552,624

Dividend, Interest and Other Income      12,236,282    16,723,587    15,680,034

Interest and Other Expense                5,879,160     8,228,173     7,079,322
                                       ------------  ------------  ------------
        Income before provision
            for income taxes             84,642,655    88,078,729   100,153,336

Provision for Income Taxes (Note 7):
    State                                 6,343,141     7,795,428     8,564,840
    Federal                              28,015,459    27,002,343    31,632,332
                                       ------------  ------------  ------------
        Net income                     $ 50,284,055  $ 53,280,958  $ 59,956,164
                                       ============  ============  ============
Basic and Diluted Net Income
    per Share                          $       3.14  $       3.29  $       3.66
                                       ============  ============  ============
Shares Used in Computing Basic and
    Diluted Net Income per Share         16,029,071    16,202,628    16,392,024
                                       ============  ============  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Shareholders' Equity
                                 Common Stock                         Total
                             Number of    Paid-in      Retained    Shareholders'
                              Shares      Capital      Earnings       Equity
                            ----------  -----------  ------------  ------------
Balance, December 31, 1996  15,938,365  $11,664,734  $150,803,288  $162,468,022

Sale of 108,847 shares of
common stock                   108,847    2,612,328             -     2,612,328

Issuance of 40,000 shares of
common stock to qualified
profit sharing plan             40,000    1,080,000             -     1,080,000

Net income                           -            -    50,284,055    50,284,055

Dividends                            -            -   (26,913,600)  (26,913,600)
                            ----------  -----------  ------------  ------------
Balance, December 31, 1997  16,087,212   15,357,062   174,173,743   189,530,805

Sale of 138,499 shares of
common stock                   138,499    3,739,473             -     3,739,473

Issuance of 40,000 shares of
common stock to qualified
profit sharing plan             40,000    1,160,000             -     1,160,000

Net income                           -            -    53,280,958    53,280,958

Dividends                            -            -   (30,439,242)  (30,439,242)
                            ----------  -----------  ------------  ------------
Balance, December 31, 1998  16,265,711   20,256,535   197,015,459   217,271,994

Sale of 151,575 shares of
common stock                   151,575    4,395,675             -     4,395,675

Issuance of 40,000 shares of
common stock to qualified
profit sharing plan             40,000    1,280,000             -     1,280,000

Net income                           -            -    59,956,164    59,956,164

Unrealized loss on marketable
securities                           -            -    (3,450,172)   (3,450,172)

Dividends                            -            -   (32,758,785)  (32,758,785)
                            ----------  -----------  ------------  ------------
Balance, December 31, 1999  16,457,286  $25,932,210  $220,762,666  $246,694,876
                            ==========  ===========  ============  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Cash Flows
                                               For the Years Ended December 31,
                                                 1997         1998         1999
                                          -----------  -----------  -----------
Cash Flows from Operating Activities:
    Net income                            $50,284,055  $53,280,958  $59,956,164
    Adjustments to reconcile net
        income to net cash provided
        by operating activities
    Depreciation                            9,084,216   10,078,344    7,899,623
    Deferred income taxes                     768,337      600,000      900,000
    Stock contributions to qualified
        profit sharing plan                 1,080,000    1,160,000    1,280,000
    Gain on sale of securities, net            (6,361)  (1,419,291)           -
    Allowance for doubtful accounts            60,000            -       80,000
    Changes in assets and liabilities
        Accounts receivable                (4,504,151)  (1,510,608)  (2,465,191)
        Prepaid expenses and
            other current assets               (9,179)     (53,180)     152,667
        Accounts payable                     (142,626)    (105,357)    (188,747)
        Accrued expenses                    1,282,422    1,806,367    2,074,344
        Customer deposits                   4,297,963   (4,049,638)   4,468,818
                                          -----------  -----------  -----------
            Net cash provided by
                operating activities       62,194,676   59,787,595   74,157,676
                                          -----------  -----------  -----------
Cash Flows from Investing Activities:
    Purchases of property, plant
        and equipment                     (57,936,029)  (5,092,834)  (5,254,810)
    Purchases of marketable securities    (18,373,509) (52,312,705) (20,628,245)
    Sales of marketable securities         17,173,099   48,157,854            -
    Decrease in investments resulting
        from distributions                     59,131      294,458      130,089
                                          -----------  -----------  -----------
            Net cash used in
                investing activities      (59,077,308)  (8,953,227) (25,752,966)
                                          -----------  -----------  -----------
Cash Flows from Financing Activities:
    Borrowings on note payable to a bank   43,000,000            -            -
    Payments of note payable to a bank    (31,500,000) (22,500,000) (15,000,000)
    Sale of common stock                    2,612,328    3,739,473    4,395,675
    Dividends paid                       (26,913,600)  (30,439,242) (32,758,785)
                                          -----------  -----------  -----------
            Net cash used in
                financing activities      (12,801,272) (49,199,769) (43,363,110)
                                          -----------  -----------  -----------
Net (Decrease) Increase in Cash
    and Cash Equivalents                   (9,683,904)   1,634,599    5,041,602

Cash and Cash Equivalents,
    beginning of year                      18,063,262    8,379,358   10,013,957
                                          -----------  -----------  -----------
Cash and Cash Equivalents,
    end of year                           $ 8,379,358  $10,013,957  $15,055,559
                                          ===========  ===========  ===========
Supplemental Disclosure of
    Cash Flow Information:
    Cash paid for Income taxes            $34,482,284  $33,224,366  $39,650,335
    Cash paid in Interest                 $ 2,394,030  $ 2,119,642  $   470,891
    Noncash item - Unrealized loss
        on marketable securities          $         -  $         -  $(3,450,172)

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 1999

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

(b) Software Development Costs

In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, the Company is required to capitalize software development costs incurred after technological feasibility of the software development projects is established and the realizability of such capitalized costs through future operations is expected if such costs become material. To date, all of the Company's costs have been immaterial and as such have been charged to operations as incurred.

MEDICAL INFORMATION TECHNOLOGY, INC.

(c) Depreciation

The Company provides for depreciation on its property, plant and equipment in amounts estimated to allocate the costs thereof under various depreciation methods over the following estimated useful lives:

    Description                    Useful Life
    --------------------------    -------------
    Computer equipment               3-5 years
    Furniture and fixtures           7-10 years
    Buildings and improvements    31.5-40 years

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

(e) Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash, cash equivalents and accounts receivable. The Company places its cash and cash equivalents in highly rated institutions. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce risk, the Company routinely assesses the financial strength of its customers and, as a result, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses but historically has not experienced any significant credit losses related to an individual customer or groups of customers. As of December 31, 1998, no customers accounted for more than 10% of accounts receivable. As of December 31, 1999, one customer accounted for 16% of accounts receivable.

(f) Net Income per Common Share

In accordance with SFAS No. 128, Earnings per Share, the Company reports both basic and diluted earnings per share (EPS). The Company has no common stock equivalents, thus both basic EPS and diluted EPS are computed by dividing net income by the weighted-average number of common shares outstanding during the year.

MEDICAL INFORMATION TECHNOLOGY, INC.

(g) Comprehensive Income

The Company adopted SFAS No. 130, Reporting Comprehensive Income, effective January 1, 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity including items such as unrealized holding gains/losses on securities classified as available-for-sale, foreign currency translation adjustments and minimum pension liability adjustments. The Company had no such items for the years ended December 31, 1997 and 1998 and one such item in 1999, an unrealized holding loss on marketable securities, totaling $3,450,172.

(h) Segment and Enterprise-Wide Reporting

In 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable operating segment of an enterprise, as defined. Based on the criteria set forth in SFAS No. 131, the Company currently operates in one operating segment, medical software and services.

SFAS No. 131 also requires that certain enterprise-wide disclosures be made related to products and services, geographic areas and major customers. The Company derives substantially all of its operating revenue from the sale and support of one group of similar products and services. All of the Company's assets are located within the United States. During 1997, 1998 and 1999, the Company derived its operating revenue from the following countries (as a percentage of total operating revenue):

                       1997  1998  1999
                       ----  ----  ----
    United States       86%   90%   85%
    Canada              10     8    13
    Other                4     2     2
                       ----  ----  ----
                       100%  100%  100%
                       ====  ====  ====

During the years ended December 31, 1997, 1998 and 1999, one customer accounted for approximately 21%, 17% and 9% of operating revenue, respectively.

MEDICAL INFORMATION TECHNOLOGY, INC.

(2) Marketable Securities

The Company accounts for its investments in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires companies to classify their short-term investments as either trading, available-for-sale or held-to-maturity. The Company's marketable securities consist of common and preferred equity securities and have been classified as available-for-sale. Accordingly, they should be recorded in the financial statements at fair market value. The fair market value of these securities was determined based on quoted market prices. At December 31, 1998 and 1999, the amortized cost basis and the net after tax aggregate fair value and net unrealized holding gains (losses) are as follows:

                                           Amortized   Unrealized
                                           Cost        Gain (Loss)  Fair Value
                                          -----------  -----------  -----------
    December 31, 1998 - Common and
        preferred equity securities       $67,923,022  $ 3,886,795  $71,809,817

    December 31, 1999 - Common and
        preferred equity securities       $88,551,266  $(3,450,172) $85,101,094

During the year ended December 31, 1998, the Company sold certain available-for-sale securities resulting in a realized gain of $1,419,291. During the year ended December 31, 1999, the Company did not sell any of its marketable securities.

(3) Allowance for Doubtful Accounts

A summary of the allowance for doubtful accounts activity for the years ended December 31, 1997, 1998 and 1999 is as follows:

                                         1997      1998      1999
                                     --------  --------  --------
    Balance, beginning of year       $210,000  $270,000  $270,000
    Amounts charged to expense         66,900     9,826    81,100
    Amounts written off                (6,900)   (9,826)   (1,100)
                                     --------  --------  --------
        Balance, end of year         $270,000  $270,000  $350,000
                                     ========  ========  ========

MEDICAL INFORMATION TECHNOLOGY, INC.

(4) Accrued Expenses

Accrued expenses consist of the following at December 31, 1998 and 1999:

                                 1998         1999
                          -----------  -----------
    Accrued bonuses       $13,550,000  $15,500,000
    Accrued vacation        1,650,000    1,925,000
    Other                   1,310,518      986,563
                          -----------  -----------
                          $16,510,518  $18,411,563
                          ===========  ===========

(5) Note Payable to a Bank

In connection with the purchase of real estate in August 1997, the Company amended its existing loan agreement and entered into an unsecured note payable with a bank. The amount of the note payable was $54,000,000 of which $15,000, 000 was outstanding at December 31, 1998. The note is payable in monthly installments of $1,500,000 plus accrued interest. Interest on the outstanding principle balance is payable at the Bank's prime rate less 1% (6.75% at December 31, 1998). In connection with this note, the Company must maintain certain levels of net income as defined. During 1999, the Company paid the balance of this note payable.

(6) Qualified Profit Sharing Plan

The Company has no obligation for post employment or post retirement benefits. The Company maintains a qualified profit sharing plan that provides deferred compensation to substantially all of its employees. Contributions to the plan are at the discretion of the Board of Directors and may be in the form of Company stock or cash. A summary of contributions made during the years ended December 31, 1997, 1998 and 1999 is as follows:

                                        1997        1998        1999
                                  ----------  ----------  ----------
    Cash                          $2,320,000  $2,340,000  $2,720,000
    Company common stock
    40,000 shares at $27/share     1,080,000           -           -
    40,000 shares at $29/share             -   1,160,000           -
    40,000 shares at $32/share             -           -   1,280,000
                                  ----------  ----------  ----------
                                  $3,400,000  $3,500,000  $4,000,000
                                  ==========  ==========  ==========

MEDICAL INFORMATION TECHNOLOGY, INC.

(7) Income Taxes

The Company follows the provisions of SFAS No. 109, Accounting for Income Taxes. The components of the net deferred tax liability recognized in the accompanying balance sheets are as follows:

                                              1998        1999
                                        ----------  ----------
    Tax reserves                        $3,886,700  $5,350,527
    Deferred revenue                      (618,700) (1,040,527)
    Other reserves and expenses           (768,000)   (910,000)
                                        ----------  ----------
    Total net deferred tax liability    $2,500,000  $3,400,000
                                        ==========  ==========


The components of the provision for income taxes shown in the accompanying statements of income consist of the following:

                            1997         1998         1999
                     -----------  -----------  -----------
    State
        Current      $ 6,151,057  $ 7,645,428  $ 8,339,848
        Deferred         192,084      150,000      225,000
                     -----------  -----------  -----------
                     $ 6,343,141  $ 7,795,428  $ 8,564,840
                     ===========  ===========  ===========
    Federal
        Current      $27,439,206  $26,552,343  $30,957,332
        Deferred         576,253      450,000      675,000
                     -----------  -----------  -----------
                     $28,015,459  $27,002,343  $31,632,332
                     ===========  ===========  ===========

The effective income tax rate varies from the amount computed using the statutory U.S. income tax rate as follows:

                                                     1997   1998   1999
                                                    -----  -----  -----
    Statutory tax rate                              35.0%  35.0%  35.0%
    Increase in taxes resulting from state income
        taxes, net of federal income tax benefit     4.9    5.8    5.6
    Dividend income exclusion                       (1.4)  (1.2)  (1.3)
    Other                                            2.1   (0.1)   0.8
                                                    -----  -----  -----
                                                    40.6%  39.5%  40.1%
                                                    =====  =====  =====