Form 10-K, Exhibit 13
period 2000-12-31
MEDICAL INFORMATION TECHNOLOGY INC
filed 2001-04-02
CIK 1011452

MEDICAL INFORMATION TECHNOLOGY, INC.

Financial Statements
As of December 31, 1999 and 2000
Together with Auditors' Report

Index                                                                   Page

Report of Independent Public Accountants                                   1

Balance Sheets as of December 31, 1999 and 2000                            2

Statements of Income for the Years Ended
December 31, 1998, 1999 and 2000                                           3

Statements of Shareholders' Equity for the Years Ended
December 31, 1998, 1999 and 2000                                           4

Statements of Cash Flows for the Years Ended
December 31, 1998, 1999 and 2000                                           5

Notes to Financial Statements                                           6-11

MEDICAL INFORMATION TECHNOLOGY, INC.

Report of Independent Public Accountants

To the Shareholders and Board of Directors of Medical Information Technology, Inc.:

We have audited the accompanying balance sheets of Medical Information Technology, Inc. (a Massachusetts corporation) as of December 31, 1999 and 2000, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Information Technology, Inc. as of December 31, 1999 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Boston, Massachusetts
January 26, 2001

MEDICAL INFORMATION TECHNOLOGY, INC.

Balance Sheets
                                                                December 31,
                                                             1999          2000
                                                     ------------  ------------
Assets

Current Assets:
    Cash and cash equivalents (Note 1)               $ 15,055,559  $ 15,949,309
    Marketable securities (Note 2)                     85,101,094   108,790,195
    Accounts receivable, less reserve of
        $350,000 in 1999 and $470,000 in 2000          30,155,739    26,026,318
                                                     ------------  ------------
        Total current assets                          130,312,392   150,765,822
                                                     ------------  ------------
Property, Plant and Equipment, at cost (Note 1):
    Computer equipment                                 10,360,158    10,305,680
    Furniture and fixtures                             21,715,196    27,953,158
    Buildings and improvements                        143,125,594   139,669,962
    Land                                               26,603,703    26,603,703
                                                     ------------  ------------
                                                      201,804,651   204,532,503
    Accumulated depreciation                          (45,466,526)  (51,750,277)
                                                     ------------  ------------
                                                      156,338,125   152,782,226
                                                     ------------  ------------
Investments                                             1,627,204     2,545,283
                                                     ------------  ------------
                                                     $288,277,721  $306,093,331
                                                     ============  ============
Liabilities and Shareholders' Equity

Current Liabilities:
    Accounts payable                                 $    400,762  $    474,886
    Accrued taxes                                       2,815,954     2,338,540
    Accrued expenses (Note 4)                          18,411,563    17,348,437
    Customer deposits                                  16,554,566     8,653,587
                                                     ------------  ------------
        Total current liabilities                      38,182,845    28,815,450
                                                     ------------  ------------
Deferred Federal and State Income Taxes (Note 7)        3,400,000     3,500,000
                                                     ------------  ------------
Shareholders' Equity:
    Common stock $0.25 par value in 1999
        and $0.50 par value in 2000
    Authorized 17,000,000 shares in 1999
        and 35,000,000 shares in 2000
    Issued and outstanding 16,457,286 shares in 1999
        and 16,627,566 shares in 2000                   4,114,321     8,313,783
    Additional paid-in capital                         21,817,889    23,147,387
    Unrealized gain (loss) on marketable securities    (3,450,172)    1,365,255
    Retained earnings                                 224,212,838   240,951,456
                                                     ------------  ------------
        Total shareholders' equity                    246,694,876   273,777,881
                                                     ------------  ------------
                                                     $288,277,721  $306,093,331
                                                     ============  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Income
                                               For the Years Ended December 31,
                                               1998          1999          2000
                                       ------------  ------------  ------------
Operating Revenue:
    Software products                  $133,635,527  $144,671,272  $120,083,811
    Software services                    70,177,095    80,958,543    90,554,039
                                       ------------  ------------  ------------
        Total operating revenue         203,812,622   225,629,815   210,637,850
                                       ------------  ------------  ------------
Costs and Expenses:
    Operating and product development    81,046,899    88,172,360    89,044,529
    Selling, general and administrative  43,182,408    45,904,831    42,400,262
                                       ------------  ------------  ------------
        Total costs and expenses        124,229,307   134,077,191   131,444,791
                                       ------------  ------------  ------------
        Income from operations           79,583,315    91,552,624    79,193,059

Dividend, Interest and Other Income      16,723,587    15,680,034    17,825,861

Interest and Other Expense                8,228,173     7,079,322     6,362,625
                                       ------------  ------------  ------------
        Income before provision
            for income taxes             88,078,729   100,153,336    90,656,295

Provision for Income Taxes (Note 7):
    State                                 7,795,428     8,564,840     7,948,750
    Federal                              27,002,343    31,632,332    27,561,337
                                       ------------  ------------  ------------
        Net income                     $ 53,280,958  $ 59,956,164  $ 55,146,208
                                       ============  ============  ============
Basic and Diluted Net Income per Share $       3.29  $       3.66  $       3.33

Shares Used in Computing Basic and
    Diluted Net Income per Share         16,202,628    16,392,024    16,565,853
                                       ============  ============  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Shareholders' Equity

                                 Common Stock                         Total
                             Number of    Paid-in      Retained    Shareholders'
                              Shares      Capital      Earnings       Equity
                            ----------  -----------  ------------  ------------
Balance, December 31, 1997  16,087,212  $15,357,062  $174,173,743  $189,530,805

Sale of 138,499 shares of
common stock                   138,499    3,739,473             -     3,739,473

Issuance of 40,000 shares of
common stock to qualified
profit sharing plan             40,000    1,160,000             -     1,160,000

Net income                           -            -    53,280,958    53,280,958

Dividends                            -            -   (30,439,242)  (30,439,242)
                            ----------  -----------  ------------  ------------
Balance, December 31, 1998  16,265,711   20,256,535   197,015,459   217,271,994

Sale of 151,575 shares of
common stock                   151,575    4,395,675             -     4,395,675

Issuance of 40,000 shares of
common stock to qualified
profit sharing plan             40,000    1,280,000             -     1,280,000

Net income                           -            -    59,956,164    59,956,164

Unrealized loss on marketable
securities                           -            -    (3,450,172)   (3,450,172)

Dividends                            -            -   (32,758,785)  (32,758,785)
                            ----------  -----------  ------------  ------------
Balance, December 31, 1999  16,457,286   25,932,210   220,762,666   246,694,876

Sale of 130,280 shares of
common stock                   130,280    4,168,960             -     4,168,960

Issuance of 40,000 shares of
common stock to qualified
profit sharing plan             40,000    1,360,000             -     1,360,000

Net income                           -            -    55,146,208    55,146,208

Unrealized gain on marketable
securities                           -            -     4,815,427     4,815,427

Dividends                            -            -   (38,407,590)  (38,407,590)
                            ----------  -----------  ------------  ------------
Balance, December 31, 2000  16,627,566  $31,461,170  $242,316,711  $273,777,881
                            ==========  ===========  ============  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Cash Flows
                                               For the Years Ended December 31,
                                                 1998         1999         2000
                                          -----------  -----------  -----------
Cash Flows from Operating Activities:
    Net income                            $53,280,958  $59,956,164  $55,146,208
    Adjustments to reconcile net
        income to net cash provided
        by operating activities
    Depreciation                           10,078,344    7,899,623    7,987,117
    Deferred income taxes                     600,000      900,000      100,000
    Stock contributions to qualified
        profit sharing plan                 1,160,000    1,280,000    1,360,000
    Gain on sale of securities, net        (1,419,291)           -      (22,447)
    Allowance for doubtful accounts                 -       80,000      120,000
    Changes in assets and liabilities
        Accounts receivable                (1,510,608)  (2,465,191)   4,061,722
        Prepaid expenses and
            other current assets              (53,180)     152,667      (52,301)
        Accounts payable                     (105,357)    (188,747)      74,124
        Accrued expenses                    1,806,367    2,074,344   (1,540,540)
        Customer deposits                  (4,049,638)   4,468,818   (7,900,979)
                                          -----------  -----------  -----------
            Net cash provided by
                operating activities       59,787,595   74,157,678   59,332,904
                                          -----------  -----------  -----------
Cash Flows from Investing Activities:
    Purchases of property, plant
        and equipment                      (5,092,834)  (5,254,810)  (4,431,218)
    Purchases of marketable securities    (52,312,705) (20,628,245) (26,518,699)
    Sales of marketable securities         48,157,854            -    7,667,472
    Purchase of investment                          -            -     (991,875)
    Decrease in investments resulting
        from distributions                    294,458      130,089       73,796
                                          -----------  -----------  -----------
            Net cash used in
                investing activities       (8,953,227) (25,752,966) (24,200,524)
                                          -----------  -----------  -----------
Cash Flows from Financing Activities:
    Payments of note payable to a bank    (22,500,000) (15,000,000)           -
    Sale of common stock                    3,739,473    4,395,675    4,168,960
    Dividends paid                        (30,439,242) (32,758,785) (38,407,590)
                                          -----------  -----------  -----------
            Net cash used in
                financing activities      (49,199,769) (43,363,110) (34,238,630)
                                          -----------  -----------  -----------
Net Increase in Cash and
    Cash Equivalents                        1,634,599    5,041,602      893,750

Cash and Cash Equivalents,
    beginning of year                       8,379,358   10,013,957   15,055,559
                                          -----------  -----------  -----------
Cash and Cash Equivalents,
    end of year                           $10,013,957  $15,055,559  $15,949,309
                                          ===========  ===========  ===========
Supplemental Disclosure:
    Cash paid for Income taxes            $33,224,366  $39,650,335  $36,039,650
    Cash paid for Interest                $ 2,119,642  $   470,891  $         -
    Unrealized gain (loss)
        on marketable securities          $         -  $(3,450,172) $ 4,815,427

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2000

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

(a) Revenue Recognition

The Company follows the provisions of the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition. The Company enters into software license contracts that provide for a customer deposit upon contract execution, milestone billings and fixed monthly service fees thereafter. The Company recognizes product and related implementation revenues upon completion of each contract milestone, which approximates the percentage-of-completion method prescribed by SOP 81-1, Accounting for Performance of Construction-type and Certain Production-type Contracts. Services revenues are recognized as the related services are rendered.

(b) Software Development Costs

In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, the Company is required to capitalize software development costs incurred after technological feasibility of the software development projects is established and the realizability of such capitalized costs through future operations is expected if such costs become material. To date, development costs incurred by the Company after technological feasibility has been established have been immaterial and as such have been charged to operations as incurred.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2000

(c) Depreciation

The Company provides for depreciation on its property, plant and equipment in amounts estimated to allocate the costs thereof under various depreciation methods over the following estimated useful lives:

    Description                    Useful Life
    --------------------------    -------------
    Computer equipment               3-5 years
    Furniture and fixtures           7-10 years
    Buildings                     31.5-40 years

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

(g) Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income and its components in the financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity including items such as unrealized holding gains/losses on securities classified as available-for-sale and foreign currency translation adjustments. The Company had one such item for the year ended December 31, 1999, an unrealized holding loss on marketable securities, totaling $3,450,172 and one such item for the year ended December 31, 2000, an unrealized holding gain on marketable securities totaling $4,815,427.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2000

(h) Segment, Geographic and Enterprise-Wide Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable operating segment of an enterprise, as defined. Based on the criteria set forth in SFAS No. 131, the Company currently operates in one operating segment, medical software and services.

SFAS No. 131 also requires that certain enterprise-wide disclosures be made related to products and services, geographic areas and major customers. The Company derives substantially all of its operating revenue from the sale and support of one group of similar products and services. All of the Company's assets are located within the United States. During 1998, 1999 and 2000, the Company derived its operating revenue from the following countries (as a percentage of total operating revenue):

                       1998  1999  2000
                       ----  ----  ----
    United States       90%   85%   87%
    Canada               8    13    10
    Other                2     2     3
                       ----  ----  ----
                       100%  100%  100%
                       ====  ====  ====

During the years ended December 31, 1998, 1999 and 2000, one customer accounted for approximately 17%, 9% and 12% of operating revenue, respectively.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2000

(2) MARKETABLE SECURITIES

The Company accounts for its investments in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires companies to classify their short-term investments as either trading, available-for-sale or held-to-maturity. The Company's marketable securities consist of common and preferred equity securities and have been classified as available-for-sale. Accordingly, they are recorded in the financial statements at fair market value. The fair market value of these securities was determined based on quoted market prices. At December 31, 1999 and 2000, the cost basis and the net after tax aggregate fair value and net unrealized holding gains (losses) are as follows:

                                                      Unrealized
                                        Cost Basis    Gain (Loss)   Fair Value
                                       ------------  ------------  ------------
    December 31, 1999 - Common and
        preferred equity securities    $ 88,551,266  $ (3,450,172) $ 85,101,094

    December 31, 2000 - Common and
        preferred equity securities    $107,424,940  $  1,365,255  $108,790,195

During the year ended December 31, 1999, the Company did not sell any of its marketable securities. During the year ended December 31, 2000, the Company sold certain available-for-sale securities resulting in a realized gain of $22,447.

(3) ALLOWANCE FOR DOUBTFUL ACCOUNTS

A summary of the allowance for doubtful accounts activity for the years ended December 31, 1998, 1999 and 2000 is as follows:

                                         1998      1999      2000
                                     --------  --------  --------
    Balance, beginning of year       $270,000  $270,000  $350,000
    Amounts charged to expense          9,826    81,100   131,760
    Amounts written off                (9,826)   (1,100)  (11,760)
                                     --------  --------  --------
        Balance, end of year         $270,000  $350,000  $470,000
                                     ========  ========  ========

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2000

(4) ACCRUED EXPENSES
Accrued expenses consist of the following at December 31, 1999 and 2000:

                                 1999         2000
                          -----------  -----------
    Accrued bonuses       $15,500,000  $14,250,000
    Accrued vacation        1,925,000    1,925,000
    Other                     986,563    1,173,437
                          -----------  -----------
                          $18,411,563  $17,348,437
                          ===========  ===========

(5) COMMON STOCK

(a) Dividend Policy

The Company's Board of Directors has full discretion regarding the timing and amounts of dividends paid on common stock. During the years ended December 31, 1998, 1999 and 2000, the annual dividend rate per share was $1.88, $2.00 and $2.32, respectively, paid quarterly on shares then outstanding.

(b) Change in Par Value of Common Stock

During 2000, the Company elected to change the par value of its common stock from $0.25 per share to $0.50 per share, resulting in a reclassification between common stock and additional paid-in capital of $4,146,892.

(6) QUALIFIED PROFIT SHARING PLAN

The Company has no obligation for postemployment or postretirement benefits. The Company maintains a qualified profit sharing plan that provides deferred compensation to substantially all of its employees. Contributions to the plan are at the discretion of the Board of Directors and may be in the form of Company stock or cash. A summary of contributions made during the years ended December 31, 1998, 1999 and 2000 is as follows:

                                        1998        1999        2000
                                  ----------  ----------  ----------
    Cash                          $2,340,000  $2,720,000  $2,140,000
    Company common stock
    40,000 shares at $29/share     1,160,000           -           -
    40,000 shares at $32/share             -   1,280,000           -
    40,000 shares at $34/share             -           -   1,360,000
                                  ----------  ----------  ----------
                                  $3,500,000  $4,000,000  $3,500,000
                                  ==========  ==========  ==========

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2000

(7) INCOME TAXES

The Company follows the provisions of SFAS No. 109, Accounting for Income Taxes. The components of the net deferred tax liability recognized in the accompanying balance sheets are as follows:

                                              1999        2000
                                        ----------  ----------
    Tax reserves                        $5,350,527  $5,128,526
    Deferred revenue                    (1,040,527)   (670,526)
    Other reserves and expenses           (910,000)   (958,000)
                                        ----------  ----------
    Total net deferred tax liability    $3,400,000  $3,500,000
                                        ==========  ==========

The components of the provision for income taxes shown in the accompanying statements of income consist of the following:

                            1998         1999         2000
                     -----------  -----------  -----------
    State
        Current      $ 7,645,428  $ 8,339,840  $ 7,585,934
        Deferred         150,000      225,000      362,816
                     -----------  -----------  -----------

                     $ 7,795,428  $ 8,564,840  $ 7,948,750
                     ===========  ===========  ===========

    Federal
        Current      $26,552,343  $30,957,332  $26,472,872
        Deferred         450,000      675,000    1,088,465
                     -----------  -----------  -----------
                     $27,002,343  $31,632,332  $27,561,337
                     ===========  ===========  ===========

The effective income tax rate varies from the amount computed using the statutory U.S. income tax rate as follows:

                                                     1998   1999   2000
                                                    -----  -----  -----
    Statutory tax rate                              35.0%  35.0%  35.0%
    Increase in taxes resulting from state income
        taxes, net of federal income tax benefit     5.8    5.6    6.1
    Dividend income exclusion                       (1.2)  (1.3)  (1.7)
    Other                                           (0.1)   0.8   (0.3)
                                                    -----  -----  -----
                                                    39.5%  40.1%  39.1%
                                                    =====  =====  =====