Form 10-K, Exhibit 13
period 2001-12-31
MEDICAL INFORMATION TECHNOLOGY INC
filed 2002-04-01
CIK 1011452

MEDICAL INFORMATION TECHNOLOGY, INC.

ANNUAL REPORT TO SHAREHOLDERS

COMPANY OVERVIEW

Medical Information Technology, Inc. (MEDITECH) was founded in 1969 to develop and market information system software for the hospital industry. During 2001 combined product and service revenue was $218 million. By the year's end MEDITECH had more than 1,800 employees, and over 1,700 active hospital customers throughout the U.S., Canada and the U.K., as well as a backlog of hospitals waiting implementation.

HOSPITAL SOFTWARE

Initially MEDITECH developed a software product to automate one of the main hospital departments, the clinical laboratory which performs various diagnostic tests on blood and urine specimens. Within a few years, this product became standardized, thereby requiring minimal adaptation to meet the individual needs of a typical customer. MEDITECH extended the concept and developed additional software products for the rest of a hospital's clinical departments. Eventually, it moved into the financial area by developing a hospital billing and accounts receivable product as well as various general accounting products.

Although the individual products could be operated in a stand alone fashion, a hospital achieved maximum effectiveness when they were used in an integrated mode, sharing access to the common clinical and financial records of the hospital. This concept ultimately led to MEDITECH developing the so-called hospital information system, a cohesive set of software products designed from the onset to work in conjunction with the overall operation of the hospital and to minimize the need for specialized interfaces.

COMPUTER HARDWARE

Software requires extensive computer and communication equipment to function. In spite of this, MEDITECH continues to be a pure software company, limiting itself to specifying the aggregate components needed as well as suggesting typical configurations from certain hardware vendors. The responsibility is left to the hospital to purchase the requisite hardware and secure a continuing source of maintenance service for it.

The hardware components traditionally consist of a small set of central medium-sized computers and a large set of display terminals and printers distributed throughout the hospital. All of these elements are interconnected by means of a standard high speed communication network. The computers execute the software and include large disk subsystems containing the permanent and common clinical and financial records of the hospital.

Hardware technology evolves rapidly, and the current trend is to replace the display terminals with desktop and handheld computers, thereby forming a client server network. In this mode of operation, the central computers become the file servers while software is executed locally on the client computer which makes file requests to the servers.

LICENSED SOFTWARE

MEDITECH requires a customer to sign a standard software license agreement prior to product delivery, implementation and subsequent service of the software. This agreement specifies a front end product fee and a front end implementation fee both of which are payable over the implementation process, and a monthly service fee after the site goes live. In addition to precluding ownership and restricting transfer, the license mandates the hospital hold MEDITECH harmless from any liability arising from incorrect operation of the software.

MEDITECH bases its product fee on the total number of hospital beds a customer operates at all of its sites, and sets its implementation fee on the total number of sites. Large hospitals pay more than small hospitals, but incremental fees continue to diminish. The monthly service fees are always 1% of the product fees. A typical 250 bed acute care hospital might incur a $500,000 product fee, $100,000 implementation fee and a $5,000 monthly service fee. An order is booked and goes into the backlog when a signed software license and 10% of both front end fees are received.

STAFF ORGANIZATION

MEDITECH is organized into functional units grouped around product development, sales and marketing, implementation, customer service, accounting and facility operations. All MEDITECH staff work in five company owned facilities in the greater Boston area.

From its inception, MEDITECH utilized communication technology which allowed much of its business activities to be performed by remote access. MEDITECH staff sitting at their desks may access client hospitals, both personnel and computers. The need for remote offices is thereby negated. Although most customer contact is through the phone or e-mail, certain of the sales and implementation staff travel to customer sites.

PRODUCT DEVELOPMENT

Most of the product development staff is working on the incremental evolution of the current product line, as well as creating a few more new products each year. The rest of the staff is developing a set of replacement products utilizing a new technology. Approximately every ten years, MEDITECH introduces the next generation of products based on the new technology and gradually updates existing customers.

SALES AND MARKETING

Most of the direct sales staff, organized into regions, concentrate on new prospects. In addition, some of the sales staff monitor existing customers to expose them to MEDITECH's entire product line. Marketing activities and promotion are low key because hospitals are easily identified, finite in number and generally send a request for proposal to vendors when they contemplate the purchase of a hospital information system.

During the sales process, prospects generally visit MEDITECH to talk to product specialists and to view product demonstrations. Thereafter they are encouraged to visit various MEDITECH customer sites to observe first hand the software in actual operation and to discuss issues of concern with hospital personnel.

IMPLEMENTATION PROCESS

To ensure a successful implementation, the staff must properly train a core group of hospital personnel about the operation of the software and how to use it in their daily activity. To preclude interruptions from normal hospital activities, MEDITECH mandates the hospital personnel come to the Boston area for intensive training sessions.

As training proceeds, the implementation staff will customize certain dictionaries to fit the specific need of the hospital's environment, provide interfaces to non-MEDITECH systems and to assist the hospital in converting data from legacy systems. In addition, the licensed software will be delivered, installed and tested on the customer's hardware. MEDITECH will utilize remote access communication technology to minimize or eliminate the need to travel.

CUSTOMER SERVICE

Once a hospital goes live, the responsibility of maintaining the customer is transferred to the service staff. MEDITECH provides 24 hour a day service coverage to these customers in order to respond to problem calls. In addition, the staff updates customers with new releases of the software products as they become available. To ensure the continuing education of the hospital staff, MEDITECH runs seminars on the use of its products.

HCA-THE HEALTHCARE COMPANY

HCA-The Healthcare Company owns or operates over 300 hospitals in the U.S., Canada, and the U.K. and has been MEDITECH's largest customer for some time. All of their hospitals operate with MEDITECH's clinical systems. They represented 12% of MEDITECH revenues in 2000 and 11% in 2001.

PROPERTIES

As of December 31, 2001 the Company owned five facilities containing about 1.1 million square feet of space, all being well maintained Class A properties in the greater Boston area. The Company occupies 60% of the space and the remaining 40% is leased to various tenants. The Company has adequate space for its reasonable needs over the near future.

LEGAL PROCEEDINGS

There are no material pending legal proceedings against the Company, nor were any initiated during the year 2001.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No trading market exists for the Company's Common Stock, and accordingly no high and low bid information or quotations are available with respect to the Company's Common Stock.

The sale, assignment, transfer, pledge or other disposition of any of the Company's Common Stock is subject to right of first refusal restrictions.

At March 22, 2002, there were 1,103 shareholders of record of its Common Stock and 33,797,439 shares outstanding.

The Company has paid quarterly cash dividends continuously since 1980. Dividends paid per share in the last five years are set forth below.

SELECTED FINANCIAL DATA

For the Five Years Ended December 31, 2001 (in thousands where applicable)

                                   1997      1998      1999      2000      2001
Full Year Operations:
    Total revenue              $193,805  $203,813  $225,630  $210,638  $217,942
    Operating income             78,286    79,583    91,553    79,193    81,565
    Net income                   50,284    53,281    59,956    55,146    56,841
    Average shares               32,058    32,405    32,784    33,132    33,460
    Earnings per share           $1.57     $1.64     $1.83     $1.66     $1.70

Year End Position:
    Total assets               $263,108  $266,600  $288,278  $306,093  $331,284
    Total liabilities            73,577    49,328    41,583    32,315    35,758
    Shareholders' equity        189,531   217,272   246,695   273,778   295,526
    Shares outstanding           32,174    32,531    32,915    33,255    33,576
    Book value per share         $5.89     $6.68     $7.49     $8.23     $8.80

Other Financial Data:
    Working capital             $44,911   $59,032   $92,130  $121,950  $145,778
    Cash flow from operations    62,195    59,788    74,158    59,333    66,253
    Depreciation                  9,084    10,078     7,900     7,987     8,257
    Cash dividends per share      $.84      $.94     $1.00     $1.16     $1.24

DICUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations:

Comparison of Fiscal Years ended December 31, 2000 and 2001:

Total revenue increased 3% from $210.6 million in 2000 to $217.9 million in 2001. Product revenues were down a nominal $1.1 million. Orders for products had increased at an unusually high rate during 1999 as customers expedited their normal buying decisions to ensure Y2K compliance. Normal order levels dropped significantly during 2000 as a result. New orders for products to be delivered are now returning to normal, pre-Y2K, levels. Services provided to customers increased by $8.4 million and more than offset the decreased product revenues for the year.

Operating expenses increased 4% from $131.4 million in 2000 to $136.4 million in 2001 due primarily to an increase in staff size and an increase in associated costs. The resultant operating income increased 3% from $79.2 million in 2000 to $81.6 million in 2001.

Other income, net of other expense, decreased from $11.5 million in 2000 to $11.2 million in 2001 due primarily to decreased rental and interest income earnings. The Company's effective tax rate remained the same at 39% in 2001.

Comparison of Fiscal Years ended December 31, 1999 and 2000:

Total revenue decreased 7% from $225.6 million in 1999 to $210.6 million in 2000 due to a $24.6 million reduction in products provided to customers, partially offset by a $9.6 million increase in services provided to customers. The decrease in product revenues is deemed to be an indirect result of the Y2K. Customers made purchases earlier than their usual 7-10 year cycle to insure their software systems would be Y2K compliant. Consequently, all such software deliveries were required to be delivered and fully tested prior to December 31, 1999. New orders for products to be delivered had not returned to normal, pre-Y2K, levels during 2000.

Operating expenses decreased 2% from $134.1 million in 1999 to $131.4 million in 2000 due primarily to a reduction in staff size and a decrease in associated costs. The 2% decrease in operating expenses was disproportionate to the 7% decrease in revenues. As a result, 2000's operating income decreased 13% from $91.6 million in 1999 to $79.2 million in 2000.

Other income, net of other expense, increased from $8.6 million in 1999 to $11.5 million in 2000 due primarily to increased dividend and interest income earnings. The Company's effective tax rate decreased from 40% in 1999 to 39% in 2000.

Liquidity and Capital Resources:

At December 31, 2001, the Company's cash, cash equivalents and marketable securities totaled $147 million. The marketable securities consist primarily of preferred and common equities which can quickly be converted to cash. Cash flow from operations was $66 million in fiscal 2001, an increase of $7 million from the prior year. The increase was primarily attributable to the growth in revenue and other changes in working capital. The primary use in fiscal 2001 of cash generated by operating activities was the payment of $41 million in dividends, with the majority of the remaining $25 million invested in marketable securities.

MEDITECH has no long-term debt. Shareholders' equity at December 31, 2001 was $296 million. Additions to property, plant and equipment will continue, including new facilities and computer systems for product development, sales and marketing, implementation, service and administrative staff. Management believes existing cash, cash equivalents and marketable securities together with funds generated from operations will be sufficient to meet operating requirements.

OPERATING RESULTS BY QUARTER

For the Two Years Ended December 31, 2001 (in thousands where applicable)

                                 1st Q     2nd Q     3rd Q     4th Q
Results for 2000:
    Total revenue              $54,653   $53,844   $49,050   $53,091
    Operating income            21,201    20,724    17,224    20,044
    Net income                  14,266    14,095    12,128    14,657
    Earnings per share           $.43      $.42      $.37      $.44

Results for 2001:
    Total revenue              $49,000   $52,676   $56,035   $60,231
    Operating income            16,868    19,808    21,334    23,555
    Net income                  11,645    13,499    15,005    16,692
    Earnings per share           $.35      $.40      $.45      $.50



MEDICAL INFORMATION TECHNOLOGY, INC.

Financial Statements
As of December 31, 2000 and 2001
Together with Auditors' Report

Index                                                                   Page

Report of Independent Public Accountants                                   1

Balance Sheets as of December 31, 2000 and 2001                            2

Statements of Income for the Years Ended
December 31, 1999, 2000 and 2001                                           3

Statements of Shareholders' Equity for the Years Ended
December 31, 1999, 2000 and 2001                                           4

Statements of Cash Flows for the Years Ended
December 31, 1999, 2000 and 2001                                           5

Notes to Financial Statements                                           6-12

MEDICAL INFORMATION TECHNOLOGY, INC.

Report of Independent Public Accountants

To the Shareholders and Board of Directors of Medical Information Technology, Inc.:

We have audited the accompanying balance sheets of Medical Information Technology, Inc. (a Massachusetts corporation) as of December 31, 2000 and 2001, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Information Technology, Inc. as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Boston, Massachusetts
January 30, 2002

MEDICAL INFORMATION TECHNOLOGY, INC.

Balance Sheets
                                                                December 31,
                                                             2000          2001
                                                     ------------  ------------
Assets

Current Assets:
    Cash and cash equivalents (Note 1)               $ 15,949,309  $ 18,161,230
    Marketable securities (Note 2)                    108,790,195   129,026,520
    Accounts receivable, less reserves of
        $470,000 in 2000 and $590,000 in 2001          26,026,318    29,647,932
                                                     ------------  ------------
        Total current assets                          150,765,822   176,835,682
                                                     ------------  ------------
Property, Plant and Equipment, at cost (Note 1):
    Computer equipment                                 10,305,680     9,606,254
    Furniture and fixtures                             27,953,158    31,909,966
    Buildings and improvements                        139,669,962   139,669,962
    Land                                               26,603,703    26,603,703
                                                     ------------  ------------
                                                      204,532,503   207,789,885
    Accumulated depreciation                          (51,750,277)  (57,356,672)
                                                     ------------  ------------
                                                      152,782,226   150,433,213
                                                     ------------  ------------
Investments                                             2,545,283     4,014,764
                                                     ------------  ------------
                                                     $306,093,331  $331,283,659
                                                     ============  ============
Liabilities and Shareholders' Equity

Current Liabilities:
    Accounts payable                                 $    474,886  $    113,824
    Accrued taxes                                       2,338,540     2,487,277
    Accrued expenses (Note 4)                          17,348,437    18,092,111
    Customer deposits                                   8,653,587    10,364,135
                                                     ------------  ------------
        Total current liabilities                      28,815,450    31,057,347
                                                     ------------  ------------
Deferred Federal and State Income Taxes (Note 8)        3,500,000     4,700,000
                                                     ------------  ------------
Shareholders' Equity:
    Common stock $0.50 par value in 2000
        and $1.00 par value in 2001
    Authorized 35,000,000 shares
    Issued and outstanding 33,255,132 shares in 2000
        and 33,575,556 shares in 2001                  16,627,566    33,575,556
    Additional paid-in capital                         14,833,604     3,482,822
    Unrealized gain on marketable securities            1,365,255     2,139,892
    Retained earnings                                 240,951,456   256,328,042
                                                     ------------  ------------
        Total shareholders' equity                    273,777,881   295,526,312
                                                     ------------  ------------
                                                     $306,093,331  $331,283,659
                                                     ============  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Income
                                               For the Years Ended December 31,
                                               1999          2000          2001
                                       ------------  ------------  ------------
Operating Revenue:
    Software products                  $144,671,272  $120,083,811  $118,977,228
    Software services                    80,958,543    90,554,039    98,964,616
                                       ------------  ------------  ------------
        Total operating revenue         225,629,815   210,637,850   217,941,844
                                       ------------  ------------  ------------
Costs and Expenses:
    Operating and product development    88,172,360    89,044,529    90,669,320
    Selling, general and administrative  45,904,831    42,400,262    45,707,764
                                       ------------  ------------  ------------
        Total costs and expenses        134,077,191   131,444,791   136,377,084
                                       ------------  ------------  ------------
        Income from operations           91,552,624    79,193,059    81,564,760

Other Income (Note 7)                    15,680,034    17,825,861    17,840,206

Other Expense (Note 7)                    7,079,322     6,362,625     6,648,369
                                       ------------  ------------  ------------
        Income before provision
            for income taxes            100,153,336    90,656,295    92,756,597

Provision for Income Taxes (Note 8):
    State                                 8,564,840     7,948,750     7,757,140
    Federal                              31,632,332    27,561,337    28,158,263
                                       ------------  ------------  ------------
        Net income                     $ 59,956,164  $ 55,146,208   $56,841,194
                                       ============  ============  ============
Basic and Diluted Net Income per Share $       1.83  $       1.66   $      1.70

Shares Used in Computing Basic and
    Diluted Net Income per Share         32,784,048    33,131,706    33,459,652
                                       ============  ============  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Shareholders' Equity

                                 Common Stock                         Total
                             Number of    Paid-in      Retained    Shareholders'
                              Shares      Capital      Earnings       Equity
                            ----------  -----------  ------------  ------------
Balance, December 31, 1998
(number of shares restated
for 2-for-1 stock split of
May 8, 2001)                32,531,422   20,256,535   197,015,459   217,271,994

Sale of 303,150 shares of
common stock                   303,150    4,395,675             -     4,395,675

Issuance of 80,000 shares of
common stock to qualified
profit sharing plan             80,000    1,280,000             -     1,280,000

Net income                           -            -    59,956,164    59,956,164

Unrealized loss, net of tax,
on marketable securities             -            -             -    (3,450,172)

Dividends                            -            -   (32,758,785)  (32,758,785)
                            ----------  -----------  ------------  ------------
Balance, December 31, 1999  32,914,572   25,932,210   224,212,838   246,694,876

Sale of 260,560 shares of
common stock                   260,560    4,168,960             -     4,168,960

Issuance of 80,000 shares of
common stock to qualified
profit sharing plan             80,000    1,360,000             -     1,360,000

Net income                           -            -    55,146,208    55,146,208

Unrealized gain, net of tax,
on marketable securities             -            -             -     4,815,427

Dividends                            -            -   (38,407,590)  (38,407,590)
                            ----------  -----------  ------------  ------------
Balance, December 31, 2000  33,255,132  $31,461,170  $240,951,456  $273,777,881

Sale of 245,424 shares of
common stock                   245,424    4,172,208             -     4,172,208

Issuance of 75,000 shares of
common stock to qualified
profit sharing plan             75,000    1,425,000             -     1,425,000

Net income                           -            -    56,841,194    56,841,194

Unrealized gain, net of tax,
on marketable securities             -            -             -       774,637

Dividends                            -            -   (41,464,608)  (41,464,608)
                            ----------  -----------  ------------  ------------
Balance, December 31, 2001  33,575,556  $37,058,378  $256,328,042  $295,526,312
                            ==========  ===========  ============  ============


The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Cash Flows
                                               For the Years Ended December 31,
                                                 1999         2000         2001
                                          -----------  -----------  -----------
Cash Flows from Operating Activities:
    Net income                            $59,956,164  $55,146,208  $56,841,194
    Adjustments to reconcile net
        income to net cash provided
        by operating activities
    Depreciation                            7,899,623    7,987,117    8,257,117
    Deferred income taxes                     900,000      100,000    1,200,000
    Stock contributions to qualified
        profit sharing plan                 1,280,000    1,360,000    1,425,000
    Gain on sale of securities, net                 -      (22,447)     (90,211)
    Allowance for doubtful accounts            80,000      120,000      120,000
    Changes in assets and liabilities
        Accounts receivable                (2,465,191)   4,061,722   (3,453,166)
        Prepaid expenses and
            other current assets              152,667      (52,301)    (288,448)
        Accounts payable                     (188,747)      74,124     (361,062)
        Accrued expenses                    2,074,344   (1,540,540)     892,411
        Customer deposits                   4,468,818   (7,900,979)   1,710,548
                                          -----------  -----------  -----------
            Net cash provided by
                operating activities       74,157,678   59,332,904   66,253,383
                                          -----------  -----------  -----------
Cash Flows from Investing Activities:
    Purchases of property, plant
        and equipment                      (5,254,810)  (4,431,218)  (5,908,103)
    Purchases of marketable securities    (20,628,245) (26,518,699) (28,763,722)
    Sales of marketable securities                  -    7,667,472    9,375,023
    Purchase of investment                          -     (991,875)  (1,490,104)
    Decrease in investments resulting
        from distributions                    130,089       73,796       37,844
                                          -----------  -----------  -----------
            Net cash used in
                investing activities      (25,752,966) (24,200,524) (26,749,062)
                                          -----------  -----------  -----------
Cash Flows from Financing Activities:
    Payments of note payable to a bank    (15,000,000)           -            -
    Sale of common stock                    4,395,675    4,168,960    4,172,208
    Dividends paid                        (32,758,785) (38,407,590) (41,464,608)
                                          -----------  -----------  -----------
            Net cash used in
                financing activities      (43,363,110) (34,238,630) (37,292,400)
                                          -----------  -----------  -----------
Net Increase in Cash and
    Cash Equivalents                        5,041,602      893,750    2,211,921

Cash and Cash Equivalents,
    beginning of year                      10,013,957   15,055,559   15,949,309
                                          -----------  -----------  -----------
Cash and Cash Equivalents,
    end of year                           $15,055,559  $15,949,309   18,161,230
                                          ===========  ===========  ===========
Supplemental Disclosure:
    Cash paid for Income taxes            $39,650,335  $36,039,650  $35,470,141
    Cash paid for Interest                $   470,891  $         -  $         -
    Unrealized (loss) gain, net of tax,
        on marketable securities          $(3,450,172) $ 4,815,427  $   774,637

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2001

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

(a) Revenue Recognition

The Company follows the provisions of the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition. The Company enters into perpetual software license contracts that provide for a customer deposit upon contract execution, milestone billings and fixed monthly service fees thereafter. The Company classifies product and related implementation revenues together as software products in the statement of income and recognizes as revenue upon completion of each contract milestone, which approximates the percentage-of-completion method prescribed by SOP 81-1, Accounting for Performance of Construction-type and Certain Production-type Contracts. Software services represent post-implementation support services, which are recognized as the related services are rendered.

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

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2001

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

(e) Fair Value of Financial Instruments and Concentration of Credit Risk

The carrying value of the Company's cash and cash equivalents, accounts receivable and accounts payable approximates their fair value due to the short-term nature of these financial instruments. The Company's marketable securities are carried at fair value (see Note 2). The Company's long-term investments are carried at cost, less a valuation reserve, which approximates fair value based on management's assessment.

Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash, cash equivalents, marketable securities and accounts receivable. The Company places its cash and cash equivalents in highly rated institutions. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce risk, the Company routinely assesses the financial strength of its customers and, as a result, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses but historically has not experienced any significant credit losses related to an individual customer or groups of customers. As of December 31, 2000 and 2001 there were no individual customers who accounted for greater than 10% of the outstanding accounts receivable.

(f) Net Income per Common Share

In accordance with SFAS No. 128, Earnings per Share, the Company reports both basic and diluted earnings per share (EPS). The Company has no common stock equivalents, thus both basic EPS and diluted EPS are computed by dividing net income by the weighted-average number of common shares outstanding during the year.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2001

(g) Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income and its components in the financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity including items such as unrealized holding gains/losses on securities classified as available-for-sale and foreign currency translation adjustments. The Company's comprehensive income for the years ended December 31, 1999, 2000 and 2001 was $56,505,992, $59,961,635 and $57,615,831,
respectively. The only difference between the Company's reported net income and the Company's comprehensive income in each of these years was the unrealized holding gain (loss) on marketable securities.

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

SFAS No. 131 also requires that certain enterprise-wide disclosures be made related to products and services, geographic areas and major customers. The Company derives substantially all of its operating revenue from the sale and support of one group of similar products and services. All of the Company's assets are located within the United States. During 1999, 2000 and 2001, the Company derived its operating revenue from the following countries, based on location of customer (as a percentage of total operating revenue):

                       1999  2000  2001
                       ----  ----  ----
    United States       85%   87%   86%
    Canada              13    10    12
    Other                2     3     2
                       ----  ----  ----
                       100%  100%  100%
                       ====  ====  ====

During the years ended December 31, 1999, 2000 and 2001, one customer accounted for approximately 9%, 12% and 11% of operating revenue, respectively.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2001

(i) Recent Accounting Pronouncements

In November 2001, the Emerging Issues Task Force (EITF) announced that reimbursements received for out-of-pocket expenses should be characterized as revenue in the income statement. This announcement should be applied in financial reporting periods beginning after December 15, 2001. Upon the Company's January 1, 2002 adoption of this announcement, comparative financial statements for prior periods will be reclassified to comply with the guidance of this announcement. The effect of adopting this pronouncement is not expected to have a material effect on revenues or expenses.

In October 2001, the Financial Accounting Standards Board (FASB) issued SFAS
No. 144 "Accounting for Impairment or Disposal of Long-lived Assets", effective for the fiscal years beginning after December 15, 2001. This statement addresses financial accounting and reporting for such assets. The effect of adopting this standard is not expected to have a material impact on the Company's financial position or results of operations.

(2) MARKETABLE SECURITIES

The Company accounts for its investments in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires companies to classify their short-term investments as either trading, available-for-sale or held-to-maturity. The Company's marketable securities consist of common and preferred equity securities and have been classified as available-for-sale. Accordingly, they are recorded in the financial statements at fair market value and any unrealized gains (losses) are reported as a component of shareholders' equity. The fair market value of these securities was determined based on quoted market prices. At December 31, 2000 and 2001, the cost basis, net unrealized holding gains and the net after tax aggregate fair value are as follows:

                                                      Unrealized
                                        Cost Basis       Gain       Fair Value
                                       ------------  ------------  ------------
    December 31, 2000 - Common and
        preferred equity securities    $107,424,940  $  1,365,255  $108,790,195

    December 31, 2001 - Common and
        preferred equity securities    $126,886,628  $  2,139,892  $129,026,520

During the year ended December 31, 2000, the Company sold certain available-for-sale securities resulting in a realized gain of $22,447. During the year ended December 31, 2001, the Company sold certain available-for-sale securities resulting in a realized gain of $72,990.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2001

(3) ALLOWANCE FOR DOUBTFUL ACCOUNTS

A summary of the allowance for doubtful accounts activity for the years ended December 31, 1999, 2000 and 2001 is as follows:

                                         1999      2000      2001
                                     --------  --------  --------
    Balance, beginning of year       $270,000  $350,000  $470,000
    Amounts charged to expense         81,100   131,760   120,700
    Amounts written off                (1,100)  (11,760)     (700)
                                     --------  --------  --------
        Balance, end of year         $350,000  $470,000  $590,000
                                     ========  ========  ========

(4) ACCRUED EXPENSES
Accrued expenses consist of the following at December 31, 2000 and 2001:

                                 2000         2001
                          -----------  -----------
    Accrued bonuses       $14,250,000  $14,900,000
    Accrued vacation        1,925,000    1,950,000
    Other                   1,173,437    1,242,111
                          -----------  -----------
                          $17,348,437  $18,092,111
                          ===========  ===========

(5) COMMON STOCK

(a) Dividend Policy

The Company's Board of Directors has full discretion regarding the timing and amounts of dividends paid on common stock. During the years ended December 31, 1999, 2000 and 2001, the annual dividend rate per share was $1.00, $1.16 and $1.24, respectively, paid quarterly on shares then outstanding.

(b) Change in Par Value of Common Stock

During 2001, the Company elected to change the par value of its common stock from $0.50 per share to $1.00 per share, resulting in a reclassification between common stock and additional paid-in capital of $16,750,278.

(c) Stock Split

During 2001, the Company effected a two for one split of its common stock. All share and per share information in the financial statements has been retroactively adjusted to reflect this stock split.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2001

(6) QUALIFIED PROFIT SHARING PLAN

The Company has no obligation for postemployment or postretirement benefits. The Company maintains a qualified profit sharing plan that provides deferred compensation to substantially all of its employees. Contributions to the plan are at the discretion of the Board of Directors and may be in the form of Company stock or cash. A summary of contributions made during the years ended December 31, 1999, 2000 and 2001 is as follows:

                                        1999        2000        2001
                                  ----------  ----------  ----------
    Cash                          $2,720,000  $2,140,000  $2,075,000
    Company common stock
    80,000 shares at $16/share     1,280,000           -           -
    80,000 shares at $17/share             -   1,360,000           -
    75,000 shares at $19/share                            $1,425,000
                                  ----------  ----------  ----------
                                  $4,000,000  $3,500,000  $3,500,000
                                  ==========  ==========  ==========

(7) OTHER INCOME AND EXPENSE

Other Income consists of rental, dividend, interest and miscellaneous income.

                                        1999        2000        2001
                                 ----------- ----------- -----------
    Rental income                $ 9,926,848 $10,532,077 $ 9,925,825
    Dividend income                5,105,863   6,269,976   7,072,726
    Interest income                  647,323   1,001,361     751,444
    Miscellaneous income                   -      22,447      90,211
                                 ----------- ----------- -----------
    Other Income                 $15,680,034 $17,825,861 $17,840,206
                                 =========== =========== ===========

Substantially all of the costs classified as Other Expense represent occupancy and related costs associated with rented facilities.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2001

(8) INCOME TAXES

The Company follows the provisions of SFAS No. 109, Accounting for Income Taxes. The components of the net deferred tax liability recognized in the accompanying balance sheets are as follows:

                                              2000        2001
                                        ----------  ----------
    Tax reserves                        $5,128,526  $6,178,478
    Deferred revenue                      (670,526)   (462,478)
    Other reserves and expenses           (958,000) (1,016,000)
                                        ----------  ----------
    Total net deferred tax liability    $3,500,000  $4,700,000
                                        ==========  ==========

The components of the provision for income taxes shown in the accompanying statements of income consist of the following:

                            1999         2000         2001
                     -----------  -----------  -----------
    State
        Current      $ 8,339,840  $ 7,585,934  $ 7,457,140
        Deferred         225,000      362,816      300,000
                     -----------  -----------  -----------

                     $ 8,564,840  $ 7,948,750  $ 7,757,140
                     ===========  ===========  ===========

    Federal
        Current      $30,957,332  $26,472,872  $27,258,263
        Deferred         675,000    1,088,465      900,000
                     -----------  -----------  -----------
                     $31,632,332  $27,561,337  $28,158,263
                     ===========  ===========  ===========

The effective income tax rate varies from the amount computed using the statutory U.S. income tax rate as follows:

                                                     1999   2000   2001
                                                    -----  -----  -----
    Statutory tax rate                              35.0%  35.0%  35.0%
    Increase in taxes resulting from state income
        taxes, net of federal income tax benefit     5.6    6.1    5.4
    Dividend income exclusion                       (1.3)  (1.7)  (1.9)
    Other                                            0.8   (0.3)   0.2
                                                    -----  -----  -----
                                                    40.1%  39.1%  38.7%
                                                    =====  =====  =====